EXCELLON RESOURCES INC.
(the "Corporation")

and

TSX TRUST COMPANY
(the "Trustee")

And

TSX TRUST COMPANY
(the "Collateral Agent")

INDENTURE

Dated as of July 30, 2020

TABLE OF CONTENTS

THIS INDENTURE dated as of July 30, 2020.

BY AND AMONG:

EXCELLON RESOURCES INC.,

a corporation incorporated under the laws of Ontario;

(the "**Corporation**")

AND:

TSX TRUST COMPANY,

a trust company existing under the laws of Canada, in its capacity as trustee;

(the "**Trustee**")

AND:

TSX TRUST COMPANY,

a trust company existing under the laws of Canada, in its capacity as collateral agent.

(the "**Collateral Agent**")

WHEREAS the Corporation wishes to provide for the creation and issue of the Debentures (as hereinafter defined), all upon the terms and conditions set forth in this Indenture;

AND WHEREAS pursuant to this Indenture, each Debenture shall entitle the holder thereof to conversion rights, among other rights, all upon the terms and conditions set forth in this Indenture;

AND WHEREAS all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Indenture by the Corporation, to make the same effective and binding upon the Corporation, and to make the Debentures, when certified by the Trustee and issued as provided in this Indenture, valid and legally binding obligations of the Corporation with the benefit and subject to the terms of this Indenture;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee or Collateral Agent.

THEREFORE, it is hereby covenanted, agreed and declared as follows:

1. INTERPRETATION

1.1 Definitions

In this Indenture, in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the expressions following shall have the following meanings, namely:

"**1933 Act**" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

"this Indenture", "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to this Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

"Applicable Securities Legislation" means applicable securities laws (including rules, regulations, policies and instruments) in each of the applicable provinces and territories of Canada;

"Applicable Law" shall mean, at any time, with respect to any Person, property, transaction, event or other matter, as applicable, all laws, rules, statutes, regulations, treaties, orders, judgments and decrees, and all official requests, directives, rules, guidelines, orders, policies, practices and other requirements of any Governmental Authority relating or applicable at such time to such Person, property, transaction, event or other matter, and shall also include any interpretation thereof by any Person having jurisdiction over it or charged with its administration or interpretation;

"Approved Bank" has the meaning ascribed thereto in Section 14.9.

"Auditors of the Corporation" means an independent firm of chartered professional accountants of national standing duly appointed as auditors of the Corporation;

"Authenticated" means with respect to the issuance of Book Based Only Debentures, one in respect of which the Trustee has completed all Internal Procedures such that the particulars of such Book Based Only Debentures are entered in the register of Debentureholders, and "Authenticate", "Authenticating" and "Authentication" have the appropriate correlative meanings;

"Authorized Investment" has the meaning ascribed thereto in Section 14.9;

"Beneficial Holder" means any Person who holds a beneficial interest in a Debenture that is represented by a Debenture Certificate or an Uncertificated Debenture, registered in the name of such person's nominee;

"Board of Directors" means the board of directors of the Corporation or any committee thereof;

"Book Based Only Debentures" means Debentures issued under this Indenture in non-certificated form which are held by the Depository only by way of a book based (electronic) register maintained by the Trustee;

"Business Day" means any day other than a Saturday, Sunday or any other day that the Trustee in Toronto, Ontario is not generally open for business;

"Capital Lease" means, with respect to any Person, any lease of any property (whether real, personal or mixed) by such Person as lessee that, in accordance with IFRS, is required to be classified and accounted for as a capital lease on a balance sheet of such Person;

"Capital Lease Obligation" means, with respect to any Capital Lease of any Person, the amount of the obligation of the lessee thereunder that, in accordance with IFRS, would appear on a balance sheet of such lessee in respect of such Capital Lease, provided that such Capital Lease Obligations do not exceed $2,000,000;

"Closing Date" means July 30, 2020 or such other date the Corporation may designate;

"**Collateral**" means all present and after acquired real and personal property and assets given as security for the Obligations pursuant to: (a) pledge of securities given by the Borrower with respect to the securities held by the Borrower in each Guarantor; (b) a pledge of the securities given by each of the Guarantors with respect to the Securities held by them in each other Guarantor; and (c) a debenture or other security agreement given by the Guarantors (other than Excellon Holding Inc. and Silver Eagle Mines Inc.) with respect to all present and after acquired real and personal property held by them (including, for greater certainty, all mining concessions);

"**Collateral Agent**" means TSX Trust Company, in its capacity as collateral agent under this Indenture, and its successors and permitted assigns in such capacity;

"**Common Shares**" means the common shares in the capital of the Corporation, as such common shares are constituted on the date of execution and delivery of this Indenture; provided that in the event of a change or a subdivision, revision, reduction, combination or consolidation thereof, any reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding- up, or such successive changes, subdivisions, redivisions, reductions, combinations or consolidations, reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales or conveyances or liquidations, dissolutions or windings-up, then, subject to adjustments, if any, having been made in accordance with the provisions of Section 6.3, "**Common Shares**" shall, as the context may require, mean the shares or other securities or property resulting from such change, subdivision, redivision, reduction, combination or consolidation, reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up;

"**Conversion Price**" means the dollar amount for which each Common Share may be issued from time to time upon the conversion of Debentures in accordance with Section 2.3 and the provisions of Article 6;

"**Corporation**" means Excellon Resources Inc. and includes any successor to or of the Corporation which shall have complied with the provisions of Article 10;

"**Counsel**" means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Trustee or retained or employed by the Corporation and reasonably acceptable to the Trustee, as applicable;

"**Current Market Price**" of the Common Shares at any date means the VWAP or, if on such date the Common Shares are not listed on the TSX, on such stock exchange upon which such Common Shares are listed and as selected by the directors of the Corporation, or, if such Common Shares are not listed on any stock exchange then on such over-the-counter market as may be selected for such purpose by the directors of the Corporation, acting reasonably, or if such Common Shares are not traded on any recognized market or exchange, the Current Market Price shall be as determined by the directors of the Corporation, acting reasonably;

"**Date of Conversion**" has the meaning ascribed thereto in Section 6.2(3);

"**Debenture Certificate**" means a certificate evidencing Debentures substantially in the form attached as Schedule "B" hereto or such other form as may be prescribed by the Corporation;

"Debentureholders" means the Persons for the time being entered in the register for Debentures as registered holders of Debentures or any transferees of such Persons by endorsement or delivery;

"Debentures" means the debentures, notes or other evidence of indebtedness of the Corporation issued and certified hereunder, or deemed to be issued and certified hereunder, including, without limitation, the Debentures designated as "5.75% Secured Convertible Debentures" and described in Section 2.3;

"Depository Participants" means a broker, dealer, bank, other financial institution or other person for whom, from time to time, a Depository effects book entries for a Global Debenture deposited with the Depository;

"Default" means any event, act, omission or condition which with the giving or notice or the passage of time, or both, would result in an Event of Default;

"Defeased Debentures" has the meaning ascribed thereto in Section 9.6(2);

"Depository" or **"CDS"** means CDS Clearing and Depository Services Inc. and its successors in interest;

"Event of Default" has the meaning ascribed thereto in Section 8.1;

"Extraordinary Resolution" has the meaning ascribed thereto in Section 12.8;

"Forced Conversion Notice" has the meaning ascribed thereto in Section 6.2(2);

"Fully Registered Debentures" means Debentures registered as to both principal and interest;

"Global Debenture" means a Debenture that is issued to and registered in the name of the Depository, or its nominee, pursuant to Section 2.4 for the purpose of being held by or on behalf of the Depository as custodian for participants in the Depository's book-entry only registration system or non-certificated inventory system;

"Governmental Authority" or **"Governmental Authorities"** means any of the governments of Canada, the United States of America, any other nation or any political subdivision thereof, whether provincial, state, territorial or local, and any agency, authority, instrumentality, regulatory body, court, central bank, fiscal or monetary authority or other authority regulating financial institutions, and any other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government;

"Guarantors" means, as of the date hereof, Excellon Holdings Inc., Silver Eagle Mines Inc., Minera Excellon de Mexico S.A. de C.V., Excellon New Mining Projects S.A. de C.V., San Pedro Resources S.A. de C.V, and after the date hereof shall include any other Person who from time to time provides a Guarantee in accordance with the terms and provisions hereof;

"IFRS" means International Financial Reporting Standards issued by the International Accounting Standards Board (including as further described in Section 1.15);

"Indebtedness" means, with respect to a specified Person, and without duplication:

(a) any indebtedness of such Person for monies borrowed or raised, including any indebtedness represented by a note, bond, debenture or other similar instrument of such Person;

(b) reimbursement obligations of such Person arising from bankers' acceptance, letters of credit or letters of guarantee or similar instruments;

(c) indebtedness of such Person for the deferred purchase price of property or services, other than for consumable non-capital goods and services purchased in the ordinary course of business, including arising under any conditional sale or title retention agreement, including, without limitation, Capital Lease Obligations;

(d) obligations of such Person under capital or synthetic leases and sale and leaseback transactions;

(e) the aggregate amount at which shares in the capital of such Person that are redeemable at fixed dates or intervals or at the option of the holder thereof may be redeemed;

(f) guarantees or Liens granted by such Person in respect of Indebtedness of another Person; and

(g) all other obligations of the specified Person that are considered to constitute debt in accordance with IFRS;

"Interest Payment Date" means a date specified in a Debenture as the date on which interest on such Debenture shall become due and payable;

"Internal Procedures" means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register of Debentureholders at any time (including without limitation, original issuance or registration of transfer of ownership) the minimum number of the Trustee's internal procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed by the time by the Trustee, it being understood that neither preparation and issuance shall constitute part of such procedures for any purpose of this definition;

"Lien" means any mortgage, charge, pledge, hypothecation, security interest, assignment, lien (statutory or otherwise), charge, title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature, or any other arrangement or condition which, in substance, secures payment or performance of an obligation;

"Material Subsidiaries" means Minera Excellon de Mexico S.A de C.V. and San Pedro Resources S.A. de C.V, and includes any successor to such entities;

"Maturity Account" means an account or accounts required to be established by the Corporation (and which shall be maintained by and subject to the control of the Trustee) for the Debentures issued pursuant to and in accordance with this Indenture;

"Maturity Date" means July 30, 2023 or such other date on which the Debentures become due and payable as provided in this Indenture;

"Merger Event" has the meaning ascribed thereto in Section 6.3(d);

"NCI" means the non-certificated inventory system administered by CDS;

"Obligations" means all present and future indebtedness, liabilities and obligations of any and every kind, nature and description (whether direct or indirect, joint or several, absolute or contingent, matured or unmatured) of the Corporation to the Debentureholders (or any of them), wherever and however incurred, under or in connection with the Debentures and this Indenture, including without limitation all interest, fees, expenses, reimbursements and indemnities with respect thereto;

"Obligors" means the Corporation and the Guarantors and "Obligor" means any one of them;

"Offering" means the offering of up to a maximum of $18,000,000 aggregate principal amount of Debentures, and Common Share purchase warrants on a non-brokered private placement basis;

"Officer's Certificate" means a certificate of the Corporation signed by any authorized officer or director of the Corporation, in their capacity as an officer or director of the Corporation, and not in their personal capacity;

"*Pari Passu* Debt" means any loan or loans by one or more persons to the Corporation up to the aggregate principal amount of USD4,500,000 and interest and other amounts owing in respect thereof, which is or are subject to a Pari Passu Interlender Agreement;

"*Pari Passu* Interlender Agreement" means an interlender agreement between the Trustee and a lender of *Pari Passu* Debt providing that the Obligations and the *Pari Passu* Debt shall be treated as *pari passu* as between the Debentureholders and such lender; such agreement to be in form and substance satisfactory to the Trustee;

"*Pari Passu* Security" means all security interests granted in favour of the lender of *Pari Passu* Debt as security for such Pari Passu Debt in the assets of the Guarantors and which is subject to the *Pari Passu* Interlender Agreement;

"Participant" means a Person recognized by CDS as a participant in NCI;

"Person" includes an individual, corporation, company, partnership, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof;

"Permitted Liens" means:

(a) Liens imposed or arising by operation of law, in each case, in respect of obligations not yet due or which have been postponed or are being contested in good faith and by appropriate proceedings to the extent that adequate reserves are maintained;

(b) pledges or deposits of money securing statutory obligations under workmen's compensation, employment insurance, social security or public liability laws or similar legislation;

(c) Liens for Taxes incurred in the ordinary course of the business of the Corporation that are not yet due and payable or the validity of which is being actively and diligently contested in good faith by the Corporation, provided that the Corporation has established on its books

reserves considered by it and its auditors to be adequate therefor and all enforcement proceedings related thereto have been stayed;

(d) pledges or deposits made in the ordinary course of business in connection with bids or tenders or to comply with the requirements of any legislation or regulation applicable to the Person concerned or its business or assets;

(e) Liens in respect of Indebtedness that is subordinated and postponed in right to the payment to the Debentures;

(f) the Security Interest;

(g) Liens on assets securing purchase money Indebtedness and Capital Lease Obligations; provided that such Liens shall in no event extend to or cover any assets other than such assets acquired or constructed with the proceeds of such purchase money Indebtedness or Capital Lease Obligations;

(h) servitudes, easements, rights-of-way, restrictions and other similar encumbrances on real property imposed by Applicable Law or incurred in the ordinary course of business and encumbrances consisting of zoning or building restrictions, easements, licenses, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material, and which do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of any Obligor;

(i) Liens for any judgment rendered, or claim filed, against the Corporation that does not constitute an Event of Default;

(j) Liens incurred or deposits made to secure the performance of or otherwise in connection with statutory obligations, environmental reclamation obligations, bids, leases, customer or supplier contracts, government contracts, surety or appeal bonds, performance or return-of-money bonds or other obligations of a like nature incurred in the ordinary course of business;

(k) registered agreements with any municipal, provincial or federal governments or authorities and any public utilities or private suppliers of services, including (without limitation) subdivision agreements, development agreements and similar agreements;

(l) any undetermined or inchoate Liens incidental to current construction or operations which have not yet been registered against the property in accordance with applicable law or of which written notice has not at this time been duly given in accordance with applicable law or which relate to obligations not yet due or delinquent;

(m) title defects or irregularities which are of a minor nature, provided same do not materially and adversely impair the use of a property;

(n) any minor title defects, irregularities or encroachments (whether from the property onto neighboring property or from neighboring property onto the property), rights of way or other discrepancies in title or possession relating to a property, as would be disclosed by any up-to-date plan of survey of such property and the improvements noted thereon;

(o) any rights of expropriation, access or user or any other similar rights conferred or reserved by or in any statutes of the jurisdiction where the property is located;

(p) unregistered Liens, hypothecs, charges, adverse claims, security interests or other encumbrances of any nature claimed or held by any Governmental Authority that does not constitute an Event of Default;

(q) the reservations, limitations, provisos, conditions, restrictions and exceptions (including, without limitation, royalties, reservation of mines, mineral rights, access to navigable waters and similar rights) expressed in the letters patent or grant of the property and any statutory limitations, exceptions, reservations and qualifications;

(r) the Liens in existence on the date of this Indenture, including the Liens summarized on Schedule "A" (Permitted Liens) and any refinancing, extensions and renewals thereof; and

(s) Liens in connection with *Pari Passu* Security;

"**Privacy Laws**" has the meaning ascribed thereto in Section 14.19;

"**QIB Holder**" means a purchaser of the Debentures that is a Qualified Institutional Buyer;

"**Qualified Institutional Buyer**" means a "**qualified institutional buyer**" as such term is defined in Rule 144A under the 1933 Act;

"**Regulation S**" means Regulation S adopted by the SEC under the 1933 Act;

"**Restricted Debentures**" means collectively the Restricted Uncertificated Debentures and Restricted Physical Debentures;

"**Restricted Physical Debenture**" means a definitive certificated Debenture that bears the U.S. Legend;

"**Restricted Uncertificated Debenture**" means an Uncertificated Debenture that is marked to bear the U.S. Legend, and is identified by a restricted CUSIP and ISIN, to be confirmed by the Corporation in writing if applicable;

"**SEC**" has the meaning ascribed thereto in Section 7.11(2);

"**Securities**" has the meaning ascribed thereto in Section 3.1;

"**Security Documents**" means all security agreements, pledge agreements, collateral assignments, mortgages, collateral agency agreements, control agreements, deeds of trust or other grants or transfers for security executed and delivered by the Corporation or any other Guarantor creating (or purporting to create) a Lien upon Collateral for the benefit of the Debentureholders, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms and this Indenture;

"**Security Interest**" means a Lien created by this Indenture or any of the Security Documents;

"**Subsidiary**" in relation to any specified Person, shall mean (a) any corporation, association or other business entity a majority of the outstanding Securities of which are beneficially owned, directly or

indirectly, by or for such Person and/or by or for any subsidiary or one or more of the other Subsidiaries of that Person (or a combination thereof), and (b) any partnership (i) the sole general partner or the sole managing general partner of which is such Person or a Subsidiary of such Person or (ii) the only general partners of which are the Person or one or more Subsidiaries of that Person (or any combination thereof);

"Tax Act" means the *Income Tax Act* (Canada);

"Time of Expiry" has the meaning ascribed thereto in Section 2.3(6) with respect to the Debentures;

"trading day" means, with respect to the TSX or other market for securities, any day on which such exchange or market is open for trading or quotation;

"Trustee" means TSX Trust Company, or its successor or replacement for the time being as trustee hereunder;

"TSX" means the Toronto Stock Exchange;

"Uncertificated Debenture" means any Debenture which is not issued as part of a Debenture Certificate;

"United States" or **"U.S."** means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

"Unrestricted Debentures" means collectively Unrestricted Physical Debentures and Unrestricted Uncertificated Debentures;

"Unrestricted Physical Debenture" means a definitive Debenture that does not bear the U.S. Legend;

"Unrestricted Uncertificated Debenture" means a Debenture that is not marked to bear the U.S. Legend and is identified by unrestricted CUSIP number 30069CAB4 ISIN CA30069CAB42;

"U.S. Legend" has the meaning ascribed thereto in Section 3.1;

"U.S. Securities Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations promulgated thereunder.

"VWAP" of a Common Share at any date means the price per share equal to the volume weighted average price at which the Common Shares have traded for the 20 consecutive trading days prior to such date, which weighted average price per Common Share shall be determined by dividing the aggregate sale price of all such shares sold on the TSX (or if the Common Shares are no longer traded on the TSX, on such other Canadian stock exchange as the Common Shares are then traded) during the aforementioned 20 consecutive trading days by the total number of such shares so sold;

"Withholding Taxes" has the meaning ascribed to it in Section 7.10; and

"Written Direction of the Corporation" means an instrument in writing signed by any one officer or director of the Corporation.

1.2 Meaning of "Outstanding"

Every Debenture Authenticated, certified and delivered by the Trustee hereunder shall be deemed to be outstanding until it is cancelled or converted, or delivered to the Trustee for cancellation or conversion, for monies and/or Common Shares, as the case may be, or the payment thereof shall have been set aside under Section 9.2, provided that:

(a) Debentures which have been partially purchased or converted, as applicable, shall be deemed to be outstanding only to the extent of the unpurchased or unconverted part of the principal amount thereof;

(b) when a new Debenture has been issued in substitution for a Debenture which has been lost, stolen or destroyed, only one of such Debentures shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding; and

(c) for the purposes of any provision of this Indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this Indenture, or to constitute a quorum of any meeting of Debentureholders, Debentures owned directly or indirectly, legally or equitably, by the Corporation shall be disregarded except that:

(i) for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action, or on the holders of Debentures present or represented at any meeting of Debentureholders, only the Debentures which the Trustee knows are so owned shall be so disregarded; and

(ii) Debentures so owned which have been pledged in good faith other than to the Corporation shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Debentures, sign consents, requisitions or other instruments or take such other actions in his discretion free from the control of the Corporation or a Subsidiary of the Corporation.

1.3 Interpretation

In this Indenture:

(a) words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa;

(b) all references to Articles and Schedules refer, unless otherwise specified, to articles of and schedules to this Indenture;

(c) all references to Sections, subsections or clauses refer, unless otherwise specified, to Sections, subsections or clauses of this Indenture;

(d) words and terms denoting inclusiveness (such as "**include**" or "**includes**" or "**including**"), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them;

(e) reference to any agreement or other instrument in writing means such agreement or other instrument in writing as amended, modified, replaced or supplemented from time to time;

(f) unless otherwise indicated, reference to a statute or regulation thereunder shall be deemed to be a reference to such statute or regulation as amended, re-enacted or replaced from time to time; and

(g) unless otherwise indicated, time periods within which a payment is to be made or any other action is to be taken hereunder shall be calculated by including the day on which the period commences and excluding the day on which the period ends.

1.4 Headings, etc.

The division of this Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or of the Debentures.

1.5 Time of Essence

Time shall be of the essence of this Indenture.

1.6 Monetary References

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of Canada unless otherwise expressed.

1.7 Language

The parties hereto have required that this Indenture and all documents and notices related hereto and/or resulting herefrom be drawn up in English. Les parties aux presentes ont exige que la presente convention ainsi que tous les documents et avis qui s'y rattachent et/ou qui en decouleront soient rediges en la langue anglaise.

1.8 Successors and Assigns

All covenants and agreements of the Corporation in this Indenture and the Debentures shall bind its successors and permitted assigns, whether so expressed or not. All covenants and agreements of the Trustee in this Indenture shall bind its successors and assigns.

1.9 Severability

In case any provision in this Indenture or in the Debentures shall be invalid, illegal or unenforceable, such provision shall be deemed to be severed herefrom or therefrom and the validity, legality and enforceability of the remaining provisions shall not in any way be affected, prejudiced or impaired thereby.

1.10 Entire Agreement

This Indenture and all Schedules hereto, and the Debentures issued hereunder, together constitute the entire agreement between the parties hereto with respect to the indebtedness created hereunder and under the Debentures and supersedes as of the date hereof all prior memoranda, agreements,

negotiations, discussions and term sheets, whether oral or written, with respect to the indebtedness created hereunder and under the Debentures.

1.11 Benefits of Indenture

Nothing in this Indenture or in the Debentures, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, any paying agent, the holders of Debentures, and the holders of Common Shares, any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.12 Applicable Law and Attornment

The parties to this Indenture agree that any legal suit or proceeding arising with respect to this Indenture or the Debentures will be tried exclusively in the courts of the Province of Ontario in the City of Toronto, and the parties to this Indenture agree to submit to the jurisdiction of, and to venue in, such courts. This Indenture and each Debenture issued hereunder shall be governed by, and construed with, the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

1.13 Currency of Payment

Unless otherwise indicated in a supplemental indenture, all payments to be made under this Indenture or a supplemental indenture shall be made in Canadian dollars.

1.14 Non-Business Days

Whenever any payment to be made hereunder shall be due, any period of time would begin or end, any calculation is to be made or any other action is to be taken on, or as of, or from a period ending on, a day other than a Business Day, such payment shall be made, such period of time shall begin or end, such calculation shall be made and such other action shall be taken, as the case may be, unless otherwise specifically provided herein, on or as of the next succeeding Business Day without any additional interest, cost or charge to the Corporation.

1.15 Accounting Terms

Except as hereinafter provided or as otherwise indicated in this Indenture, all calculations required or permitted to be made hereunder pursuant to the terms of this Indenture shall be made in accordance with IFRS. For greater certainty, IFRS shall include any accounting standards that may from time to time be approved for general application by the Canadian Institute of Chartered Accountants.

1.16 Calculations

The Corporation shall be responsible for making all calculations called for hereunder including, without limitation, calculations of Current Market Price. The Corporation shall make such calculations in good faith and, absent manifest error, the Corporation's calculations shall be final and binding on holders and the Trustee. The Corporation will provide a schedule of its calculations to the Trustee and the Trustee shall be entitled to rely conclusively on the accuracy of such calculations without independent verification.

1.17 Schedules

(1) The following Schedules are incorporated into and form part of this Indenture:

Schedule "A" – Permitted Liens

Schedule "B" – Form of Debenture

Schedule "C" – Form of Notice of Conversion

Schedule "D" – Common Share Legend

Schedule "E" – Form of Certificate of Transfer

Schedule "F" – Form of Certificate of Exchange

Schedule "G" – Form of Qualified Institutional Buyer Letter

(2) In the event of any inconsistency between the provisions of any Section of this Indenture and the provisions of the Schedules which form a part hereof, the provisions of this Indenture shall prevail to the extent of the inconsistency.

2. THE DEBENTURES

2.1 Issue of Global Debentures

(1) The Corporation may specify that the Debentures are to be issued in whole or in part as one or more Global Debentures, that may or may not be Book Based Only Debentures, registered in the name of a Depository, or its nominee, designated by the Corporation in the Written Direction of the Corporation delivered to the Trustee at the time of issue of such Debentures, and in such event the Corporation shall execute and the Trustee shall certify and deliver one or more Global Debentures that are not Book Based Only Debentures that shall:

(a) represent an aggregate amount equal to the principal amount of the outstanding Debentures to be represented by one or more Global Debentures;

(b) be released by the Trustee as instructed by the Corporation for further delivery to such Depository or pursuant to such Depository's instructions; and

(c) bear a legend substantially to the following effect, or as may otherwise be required by the Depository:

"THIS DEBENTURE IS A GLOBAL DEBENTURE WITHIN THE MEANING OF THE INDENTURE HEREIN REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS DEBENTURE MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR DEBENTURES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE TRUST INDENTURE DATED AS OF THE 30th DAY OF JULY, 2020 BETWEEN EXCELLON RESOURCES INC. AND TSX TRUST COMPANY (THE "INDENTURE"). EVERY DEBENTURE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS DEBENTURE SHALL BE A GLOBAL DEBENTURE SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. ("CDS") TO EXCELLON RESOURCES INC. OR ITS AGENT FOR

REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE."

(2) Each Depository designated for a Global Debenture must, at the time of its designation and at all times while it serves as such Depository, be a clearing agency registered or designated under the Applicable Securities Legislation of the jurisdiction where the Depository has its principal offices.

2.2 Limit of Debentures

The aggregate principal amount of Debentures authorized to be issued under this Indenture is limited to $18,000,000. Debentures may be issued only upon and subject to the conditions and limitations herein set forth.

2.3 Form and Terms of the Debentures

(1) The Debentures authorized for issue is limited to an aggregate principal amount of up to $18,000,000 and shall be designated as "**5.75% Secured Convertible Debentures**".

(2) The Debentures shall be dated as of the Closing Date and shall mature on the Maturity Date.

(3) The Debentures shall bear interest from the date of closing of the Offering at the rate of 5.75% per annum (based on the actual number of days in the given calendar year), payable in cash, or at the option of the Corporation in accordance with Section 2.11(c) in Common Shares, in equal semi-annual payments in arrears on June 30 and December 31 in each year (with the exception of the first interest payment, which will include interest from and including the date of closing of the Offering as set forth below), the first such payment to fall due on December 31, 2020 and the last such payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date of the Debentures) to fall due on July 30, 2023, payable after as well as before maturity and after as well as before default, with interest on amounts in default or after maturity at the same rate, compounded semi-annually. For certainty, the first interest payment will include interest accrued from and including the date of closing of the Offering to, but excluding December 31, 2020, which will be equal to $24.19 for each $1,000 principal amount of Debentures. Any payment required to be made on any day that is not a Business Day will be made on the next succeeding Business Day. The record date for the payment of interest on the Debentures will be that date which is five Business Days prior to each Interest Payment Date.

(4) The Debentures will not be redeemable or subject to prepayment.

(5) The Debentures will rank pari passu with one another and with any Pari Passu Debt, and are subordinated to the Obligor's Capital Lease Obligations.

(6) Upon and subject to the provisions and conditions of Article 6 and Section 4.7, the holder of each Debenture shall have the right at such holder's option, at any time prior to the close of business on

the Maturity Date of the Debentures; or (ii) if subject to a Forced Conversion Notice, the close of business on day immediately preceding the Conversion Date in respect thereof, subject to the satisfaction of certain conditions, by notice to the holders of Debentures in accordance with Section 2.3(4) (the earlier of which will be the "**Time of Expiry**" for the purposes of Article 6 in respect of the Debentures), to convert any part, being $1,000 or an integral multiple thereof, of the principal amount of a Debenture into Common Shares at the Conversion Price in effect on the Date of Conversion. Notwithstanding the foregoing, no Debentures may be converted on an Interest Payment Date or during the five Business Days preceding each Interest Payment Date.

The Conversion Price for each Common Share to be issued upon the conversion of the Debentures shall be equal to $1.06, such that 943.396 Common Shares would be issued for each $1,000 principal amount of Debentures so converted. Except as provided below, no adjustment in the number of Common Shares to be issued upon conversion will be made for dividends or distributions on Common Shares issuable upon conversion, the record date for the payment of which precedes the date upon which the holder becomes a holder of Common Shares in accordance with Article 6, or for interest accrued on Debentures surrendered. No fractional Common Shares will be issued, and the number of Common Shares so issuable will be rounded down to the nearest whole number. The Conversion Price applicable to, and the Common Shares, securities or other property receivable on the conversion of, the Debentures is subject to adjustment pursuant to the provisions of Section 6.5. Holders converting their Debentures will receive, in addition to the applicable number of Common Shares, accrued and unpaid interest (less any taxes required to be deducted) in respect of the Debentures surrendered for conversion up to and including the Date of Conversion from, and including, the most recent Interest Payment Date.

The Conversion Price will not be adjusted for accrued interest.

Notwithstanding any other provisions of this Indenture, if a Debenture is surrendered for conversion on an Interest Payment Date or during the five preceding Business Days, the Person or Persons entitled to receive Common Shares in respect of the Debenture so surrendered for conversion shall not become the holder or holders of record of such Common Shares until the Business Day following such Interest Payment Date and, for clarity, any interest payable on such Debentures will be for the account of the holder of record of such Debentures at the close of business on the relevant record date.

(7) The Debentures shall be issued in denominations of $1,000 and integral multiples of $1,000. The Debentures shall be issued in the form of Uncertificated Debentures. As determined by the Board of Directors, the Debentures may also be issued as Debenture Certificates. Each such Debenture and the certificate of the Trustee endorsed thereon shall be issued in substantially the form set out in Schedule "B", with such insertions, omissions, substitutions or other variations as shall be required or permitted by this Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the Board of Directors executing such Debenture in accordance with Section 2.5 hereof, as conclusively evidenced by their execution of a Debenture. Each Debenture shall additionally bear such distinguishing letters and numbers as the Trustee shall

approve. Notwithstanding the foregoing, a Debenture may be in such other form or forms as may, from time to time, be, approved by a resolution of the Board of Directors, or as specified in an Officer's Certificate. The Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another, including non-certificated electronic form.

2.4 Non-Certificated Deposit

(1) Subject to the provisions hereof, at the Corporation's option, Debentures may be issued and registered in the name of CDS or its nominee and:

(a) the deposit of which may be confirmed electronically by the Trustee to a particular Participant through CDS; and

(b) the Debentures shall be identified by either CUSIP – 30069CAB4 ISIN CA30069CAB42 without the US Legend or a CUSIP and ISIN number with the US Legend, to be confirmed in writing by the Corporation, if applicable.

(2) If the Corporation issues Debentures in a non-certificated format, Beneficial Holders of such Debentures registered and deposited with CDS shall not receive Debenture Certificates in definitive form and shall not be considered owners or holders thereof under this Indenture or any supplemental indenture. Beneficial interests in Debentures registered and deposited with CDS will be represented only through NCI. Transfers of Debentures registered and deposited with CDS between Participants shall occur in accordance with the rules and procedures of CDS. Neither the Corporation nor the Trustee shall have any responsibility or liability for any aspects of the records relating to or payments made by CDS or its nominee, on account of the beneficial interests in Debentures registered and deposited with CDS. Nothing herein shall prevent the Beneficial Holders of Debentures registered and deposited with CDS from voting such Debentures using duly executed proxies or voting instruction forms.

(3) All references herein to actions by, notices given or payments made to, Debentures shall, where Debentures are held through CDS, refer to actions taken by, or notices given or payments made to, CDS upon instruction from the Participants in accordance with its rules and procedures. For the purposes of any provision hereof requiring or permitting actions with the consent of or the direction of Debentureholders evidencing a specified percentage of the aggregate Debentures outstanding, such direction or consent may be given by Beneficial Holders acting through CDS and the Participants owning Debentures evidencing the requisite percentage of the Debentures. The rights of a Beneficial Holder whose Debentures are held established by law and agreements between such holders and CDS and the Participants upon instructions from the Participants. The Trustee and the Corporation may each deal with CDS for all purposes (including the making of payments) as the authorized representative of the respective Debentures and such dealing with CDS shall constitute satisfaction or performance, as applicable, of their respective obligations hereunder.

(4) For so long as Debentures are held through CDS, if any notice or other communication is required to be given to Debentureholders, the Trustee will give such notices and communications to CDS.

(5) If CDS resigns or is removed from its responsibility as Depository and the Trustee is unable or does not wish to locate a qualified successor, CDS shall provide the Trustee with instructions for registration of Debentures in the names and in the amounts specified by CDS, and the Corporation

shall issue and the Trustee shall certify and deliver the aggregate number of Debentures then outstanding in the form of definitive Debentures Certificates representing such Debentures.

(6) The rights of Beneficial Holders who hold securities entitlements in respect of the Debentures through NCI shall be limited to those established by Applicable Law and agreements between the Depository and the Participants and between such Participants and the Beneficial Holders who hold securities entitlements in respect of the Debentures through NCI, and such rights must be exercised through a Participant in accordance with the rules and procedures of the Depository.

(7) Notwithstanding anything herein to the contrary, neither the Corporation nor the Trustee nor any agent thereof shall have any responsibility or liability for:

(a) the electronic records maintained by the Depository relating to any ownership interests or other interests in the Debentures or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any Person in any Debenture represented by an electronic position in NCI (other than Depository or its nominee);

(b) for maintaining, supervising or reviewing any records of the Depository or any Participant relating to any such interest; or

(c) any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Participant.

(8) The Corporation may terminate the application of this Section 2.4 in its sole discretion in which case all Debentures shall be evidenced by Debenture Certificates registered in the name of a Person other than the Depository.

2.5 Execution of Debentures

All Debentures shall be signed (either manually or by facsimile or other electronic signature) by any one authorized director or officer of the Corporation holding office at the time of signing. A facsimile or electronic signature upon a Debenture shall for all purposes of this Indenture be deemed to be the signature of the Person whose signature it purports to be. Notwithstanding that any Person whose signature, either manual or in facsimile or electronic form, appears on a Debenture as a director or officer may no longer hold such office at the date of the Debenture or at the date of the certification and delivery thereof, such Debenture shall be valid and binding upon the Corporation and entitled to the benefits of this Indenture.

2.6 Certification

(1) No Debenture shall be issued or, if issued, shall be obligatory or shall entitle the holder to the benefits of this Indenture, until it has been manually certified by or on behalf of the Trustee substantially in the form set out in this Indenture, in the relevant supplemental indenture, or in some other form approved by the Trustee, or in the case of Debentures issued as Book Based Only Debentures, until such Debentures have been Authenticated by the Trustee and confirmed by the Trustee to the Corporation as being held in the book based (electronic) register maintained by the Trustee and/or having been deposited into the NCI System (which shall also, in each case, be

deemed to be the Trustee's confirmation that it has Authenticated such Debentures). Such certification on any Debenture, or such reflection on the book based (electronic) register maintained by the Trustee and/or deposit into the NCI System of any Book Based Debentures by the Trustee and confirmation thereof to the Corporation, as the case may be, shall be conclusive evidence that such Debenture is duly issued, is a valid obligation of the Corporation and the holder is entitled to the benefits hereof.

(2) The certificate of the Trustee signed on the Debentures, or any interim Debentures hereinafter mentioned, shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Debentures or interim Debentures or as to the issuance of the Debentures or interim Debentures and the Trustee shall in no respect be liable or answerable for the use made of the Debentures or interim Debentures or any of them or the proceeds thereof. The certificate of the Trustee on any Debenture or interim Debentures shall, however, be a representation and warranty by the Trustee that such Debentures or interim Debentures have been duly certified by or on behalf of the Trustee pursuant to the provisions of this Indenture.

(3) The Trustee shall Authenticate Uncertificated Debentures (whether upon original issuance in accordance with a written order of the Corporation, exchange, registration of transfer or otherwise) by completing its Internal Procedures and the Corporation shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Debentures have been duly issued hereunder and that the holder or holders are entitled to the benefits of this Indenture. The register shall be final and conclusive evidence as to all matters relating to Uncertificated Debentures with respect to which this Indenture requires the Trustee to maintain records or accounts. In case of differences between the register at any time and any other time the register at the later time shall be controlling, absent manifest error and such Uncertificated Debentures are binding on the Corporation.

2.7 <u>Interim Debentures or Certificates</u>

Pending the delivery of definitive Debentures to the Trustee, the Corporation may issue and the Trustee may certify in lieu thereof interim Debentures in such forms and in such denominations and signed in such manner as provided herein, entitling the holders thereof to definitive Debentures when the same are ready for delivery; or the Corporation may execute and the Trustee certify a temporary Debenture for the whole principal amount of Debentures then authorized to be issued hereunder and deliver the same to the Trustee and thereupon the Trustee may issue its own interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the temporary Debenture so delivered to it, as the Corporation and the Trustee may approve entitling the holders thereof to definitive Debentures when the same are ready for delivery; and, when so issued and certified, such interim or temporary Debentures or interim certificates shall, for all purposes but without duplication, rank in respect of this Indenture equally with Debentures duly issued hereunder and, pending the exchange thereof for definitive Debentures, the holders of the interim or temporary Debentures or interim certificates shall be deemed without duplication to be Debentureholders and entitled to the benefit of this Indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after the Corporation shall have delivered the definitive Debentures to the Trustee, the Trustee shall cancel such temporary Debentures, if any, and shall call in for exchange all interim Debentures or certificates that shall have been issued and forthwith after such exchange shall cancel the

same. No charge shall be made by the Corporation or the Trustee to the holders of such interim or temporary Debentures or interim certificates for the exchange thereof. All interest paid upon interim or temporary Debentures or interim certificates shall be noted thereon as a condition precedent to such payment unless paid by cheque to the registered holders thereof.

2.8 Mutilation, Loss, Theft or Destruction

In case any of the Debentures issued hereunder shall become mutilated or be lost, stolen or destroyed, the Corporation, in its discretion, may issue, and thereupon the Trustee shall certify and deliver, a new Debenture upon surrender and cancellation of the mutilated Debenture, or in the case of a lost, stolen or destroyed Debenture, in lieu of and in substitution for the same, and the substituted Debenture shall be in a form approved by the Trustee and shall be entitled to the benefits of this Indenture and rank equally in accordance with its terms with all other Debentures issued or to be issued hereunder. In case of loss, theft or destruction, the applicant for a substituted Debenture shall furnish to the Corporation and to the Trustee such evidence of the loss, theft or destruction of the Debenture as shall be satisfactory to them in their discretion and shall also furnish an indemnity and surety bond satisfactory to them in their discretion. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Debenture.

2.9 Concerning Interest

(1) All Debentures issued hereunder, whether originally or upon exchange or in substitution for previously issued Debentures which are interest bearing, shall bear interest from and including their issue date or from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on such Debentures to and excluding the next Interest Payment Date.

(2) Interest shall be computed on the basis of a year of 365 or 366 days, as the case may be.

2.10 Payments of Amounts Due on Maturity

Except as may otherwise be provided herein, payments of amounts due upon maturity of the Debentures will be made in the following manner. The Corporation will establish and maintain with the Trustee a Maturity Account for the Debentures. Such Maturity Account shall be maintained by and be subject to the control of the Trustee for the purposes of this Indenture. On or before 11:00 a.m. (Toronto time) not less than one Business Day immediately prior to the Maturity Date for Debentures outstanding from time to time under this Indenture, the Corporation will deliver to the Trustee a certified cheque or wire transfer for deposit in the Maturity Account in an amount sufficient to pay the cash amount payable in respect of such Debentures (including the principal amount together with any accrued and unpaid interest thereon less any tax required by law to be deducted). The Trustee, on behalf of the Corporation, will pay to each holder entitled to receive payment, via cheque the principal amount of and premium (if any) and accrued and unpaid interest (less any tax required to be withheld therefrom)on the Debenture, upon surrender of the Debenture at any branch of the Trustee designated for such purpose from time to time by the Corporation and the Trustee. The delivery of such funds to the Trustee for deposit to the Maturity Account will satisfy and discharge the liability of the Corporation for the Debentures to which the delivery of funds relates to the extent of the amount delivered (plus the amount of any tax deducted as aforesaid) and such Debentures will thereafter to that extent not be considered as outstanding under this Indenture and such

holder will have no other right in regard thereto other than to receive out of the money so delivered or made available the amount to which it is entitled. Interest shall cease to accrue on the Debentures upon the Maturity Date provided the Trustee has received, by the Maturity Date, from the Corporation all the funds due and payable on the Debentures.

2.11 Payment of Interest

The following provisions shall apply to Debentures, except as otherwise provided in Section 2.3(3):

(a) As interest becomes due on each Debenture (except, subject to certain exceptions set forth herein including in Section 2.3(3), on conversion when interest may at the option of the Corporation be paid upon surrender of such Debenture and except as provided in Section 2.11(c)), the Corporation, either directly or through the Trustee or any agent of the Trustee, shall send or forward by prepaid ordinary mail, electronic transfer of funds or such other means as may be agreed to by the Trustee, payment of such interest (less any tax required to be withheld therefrom) to the order of the registered holder of such Debenture appearing on the registers maintained by the Trustee at the close of business on the record date that is five (5) Business Days prior to the applicable Interest Payment Date and addressed to the holder at the holder's last address appearing on the register, unless such holder otherwise directs. If the interest payment is to be made, either directly or through the Trustee or any agent of the Trustee, the Corporation shall, on or before 11:00 a.m., Toronto time, on the fourth (4th) Business Day immediately prior to the applicable Interest Payment Date, deliver to the Trustee a wire transfer in an amount sufficient to pay such interest as is payable in respect of such Debentures. If payment is made by cheque, such cheque shall be forwarded at least three (3) Business Days in advance prior to each date on which interest becomes due, and if payment is made by other means (such as electronic transfer of funds), the Trustee must receive confirmation of receipt of funds prior to being able to forward funds or cheques to holders and such payment shall be made in a manner whereby the holder receives credit for such payment on the date such interest on such Debenture becomes due. The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any tax withheld as aforesaid, satisfy and discharge all liability for interest on such Debenture, unless in the case of payment by cheque, such cheque is not paid at par on presentation. In the event of non-receipt of any cheque for or other payment of interest by the Person to whom it is so sent as aforesaid, the Corporation will issue to such Person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Corporation is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, the Corporation may make payment of such interest or make such interest available for payment in any other manner acceptable to the Trustee with the same effect as though payment had been made in the manner provided above.

(b) All payments of interest on Uncertificated Debentures shall be made by electronic funds transfer or certified cheque (if paid by the Corporation) or cheque (if paid by the Trustee) made payable (i) to the Depository or its nominee on the day interest is payable for

subsequent payment to Beneficial Holders of the applicable Uncertificated Debenture, unless the Corporation and the Depository otherwise agree or (ii) if the Corporation wishes to have the Trustee act as interest paying agent, to the Trustee by no later than 11:00 a.m. Toronto time on the third (3rd) Business Day prior to the day interest is payable for subsequent payment to Beneficial Holders of the applicable Uncertificated Debenture. None of the Corporation, the Trustee or any agent of the Trustee for any Debenture issued as an Uncertificated Debenture will be liable or responsible to any Person for any aspect of the records related to or payments made on account of beneficial interests in any Uncertificated Debenture or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

(c) Notwithstanding the foregoing, the Corporation shall have the right, at its option, to elect to satisfy all or a portion of its interest payment obligation by delivering to the holders of Debentures, on the relevant Interest Payment Date, that number of Common Shares obtained by dividing the relevant interest payment amount by the 10-trading day VWAP of the Common Shares ending on the fifth trading day preceding the Interest Payment Date, provided that for purposes of this Section 2.11(c) the interest payment amount shall be calculated based on an interest of 10% per annum (as opposed to 5.75%). No fractional Common Shares will be issued and any fraction of a Common Share that would otherwise be issued will be rounded down to the nearest whole number. If payment is made by Common Shares, such Common Shares shall be forwarded at least two (2) Business Days prior to each date on which interest becomes due and if payment is made by electronic transfer of Common Shares, such payment shall be made in a manner whereby the holder receives the Common Shares on the date such interest on such Debenture becomes due. The mailing of such Common Shares or the issuance of such Common Shares by electronic means shall, to the extent of the sum represented thereby, plus the amount of any tax withheld as aforesaid, satisfy and discharge all liability for interest on such Debenture. In the event of non-receipt of Common Shares or other payment of interest by the person to whom it is so sent as aforesaid, the Corporation will issue to such person replacement Common Shares or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Corporation is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, the Corporation may make payment of such interest or make such interest available for payment in any other manner acceptable to the Trustee, acting reasonably, with the same effect as though payment had been made in the manner provided above. On or prior to 11:00 a.m. Toronto time on the Business Day prior to the day Common Share are required to be mailed in accordance with this Section 2.11(c), the Corporation shall deposit with the Trustee such number of Common Shares sufficient to pay the full amount due on the relevant Interest Payment Date.

3. PROVISIONS APPLICABLE TO THE DEBENTURES

3.1 U.S. Legend

(1) The Debentures and Common Shares issuable upon conversion or exchange thereof have not been and will not be registered under the 1933 Act or any state securities laws. To the extent that Debentures are offered, sold or transferred in the United States, such Debentures and all Common Shares issuable on conversion or exchange thereof (collectively, the "**Securities**"), shall be "restricted securities" within the meaning assigned to that term in Rule 144(a)(3) under the 1933 Act. Subject to Section 4.1(3) (and subject to any other direction by the Corporation to the Trustee otherwise), such Securities, as well as all securities issued in exchange for or in substitution of the Securities, shall be issued (i) in definitive certificated form registered in the name of the holder or (ii) in uncertificated form under a separate, restricted CUSIP number, and, until such time as the same is no longer required under applicable requirements of the 1933 Act or state securities laws, shall bear the following legend (the "**U.S. Legend**"):

"THE SECURITIES REPRESENTED HEREBY [for Debentures, the following language will be added: AND THE SECURITIES ISSUABLE UPON CONVERSION OR EXCHANGE HEREOF] HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT") OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES, FOR THE BENEFIT OF EXCELLON RESOURCES INC. (THE "CORPORATION"), THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY: (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AND IN ACCORDANCE WITH ALL LOCAL LAWS AND REGULATIONS; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY (i) RULE 144 THEREUNDER, IF AVAILABLE, OR (ii) RULE 144A THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF CLAUSE (C) OR (D), THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL, OF RECOGNIZED STANDING, IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. THE PRESENCE OF THIS LEGEND MAY IMPAIR THE ABILITY OF THE HOLDER HEREOF TO EFFECT "GOOD DELIVERY" OF THE SECURITIES REPRESENTED HEREBY ON A CANADIAN STOCK EXCHANGE."

provided, that, if the Debentures or Common Shares are being sold in compliance with the requirements of Rule 904 of Regulation S in circumstances where Rule 905 of Regulation S does not apply, and in compliance with Canadian local laws and regulations, such Securities may be transferred to an unrestricted CUSIP or the U.S. Legend may be removed by providing an executed declaration to the Trustee (or the registrar and transfer agent for the Common Shares, as applicable) substantially as set forth in Schedule "E" (or as the Corporation or the Trustee (or the registrar and transfer agent for the Common Shares, as applicable) may prescribe from time to time), together with any other evidence reasonably requested by the Corporation or the Trustee (or the registrar and transfer agent for the Common Shares, as applicable), which evidence may include an opinion of counsel of recognized standing, in form and substance reasonably satisfactory to the Corporation and the Trustee (or the registrar and transfer agent for the Common Shares, as applicable), to the effect that

the transfer is being made in compliance with Rule 904 of Regulation S; provided further that if the Debentures, Common Shares are held by, or being transferred to, a Qualified Institutional Buyer (other than an QIB Holder), such Securities may be transferred to an unrestricted CUSIP or the U.S. Legend may be removed by providing an executed Qualified Institutional Buyer Letter as set forth in Schedule "G" (or as the Corporation or the Trustee (or the registrar and transfer agent for the Common Shares, as applicable) may prescribe from time to time), together with any other evidence reasonably requested by the Corporation or the Trustee (or the registrar and transfer agent for the Common Shares, as applicable), which evidence may include an opinion of counsel of recognized standing, in form and substance reasonably satisfactory to the Corporation and the Trustee (or the registrar and transfer agent for the Common Shares, as applicable), to the effect that the Debentures or Common Shares no longer required a restricted CUSIP or the U.S. Legend is no longer required under applicable requirements of the 1933 Act or applicable state securities laws; and provided further that, if any Debentures or Common Shares are being sold in accordance with Rule 144 under the 1933 Act, if available, the Debentures or Common Shares, as applicable, may be transferred into an unrestricted CUSIP or the U.S. Legend may be removed by delivery to the Trustee (or the registrar and transfer agent for the Common Shares, as applicable) of an opinion of counsel, of recognized standing, in form and substance reasonably satisfactory to the Trustee (or the registrar and transfer agent for the Common Shares, as applicable) and the Corporation, that the Debentures or Common Shares no longer required a restricted CUSIP or the U.S. Legend is no longer required under applicable requirements of the 1933 Act or applicable state securities laws. Provided that the Trustee (or the registrar and transfer agent for the Common Shares, as applicable) obtains confirmation from the Corporation that such counsel and opinion is satisfactory to it, it shall be entitled to rely on such opinion of counsel without further inquiry.

(2) Prior to the issuance of the Debentures, the Corporation shall notify the Trustee, in writing, concerning which Debentures are to be included in the Restricted Debentures which shall bear the U.S. Legend. The Trustee will thereafter maintain a list of all registered holders from time to time of such legended Debentures or such beneficial interests which are included in the Restricted Debentures.

(3) Notwithstanding the foregoing, all Debentures issued to QIB Holders pursuant to Rule 144A under the 1933 Act shall be issued in the name of CDS as Unrestricted Uncertificated Debentures (unless the Corporation advises the Trustee otherwise). All Common Shares issued upon conversion or exchange of such Debentures held by QIB Holders shall also be issued in the name of CDS in uncertificated form without a U.S. Legend (unless the Corporation advises the Trustee otherwise). For greater certainty, Schedules "E", "F" and "G" are not applicable to the Debentures originally issued to QIB Holders.

(4) The Trustee shall be entitled to request any other documents that it may require in accordance with its internal policies for the removal of the legend set forth above.

3.2 <u>Canadian Private Placement Legend</u>

The Debentures and the Common Shares issuable upon conversion thereof, or in lieu of cash as interest thereon, have not been qualified for sale to the public under Applicable Securities Legislation. If issued as Debenture Certificate, the Debentures and, if issued before November 24, 2020, the Common Shares issuable upon conversion of the Debentures, or in lieu of cash as interest on the Debentures, shall bear a

legend in the following form (the "**Canadian Private Placement Legend**") unless, in any such case, the Corporation determines that such legend is not required by Applicable Securities Legislation in order to permit the holder to freely trade such Debentures:

> UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DATE THAT IS 4 MONTHS AND A DAY AFTER THE DISTRIBUTION DATE].

3.3 Security

(1) Security

(a) As general and continuing collateral security for the payment and performance of the Obligations, the Corporation and each Guarantor shall grant Liens (subject to Permitted Liens) on their respective Collateral to the Collateral Agent pursuant to the Security Documents and take all necessary actions requested by the Collateral Agent from time to time to convey, assign, mortgage, pledge, charge, transfer, set over and grant a continuing Security Interest to and in favour of the Collateral Agent in the Collateral and all proceeds derived therefrom, including, without limitation, all actions necessary to facilitate the due registration of any such conveyance, assignment, mortgage, pledge, charge or Security Interest in favour of the Collateral Agent in Canada, Mexico or any other applicable jurisdiction, at the expense of the Corporation.

(b) The Corporation shall in the opinion of Counsel (or shall cause each Guarantor) forthwith, , at the sole cost and expense of the Corporation, to record, register, file and renew or amend any registration, filing or recording of every Security Document and all instruments collateral, supplemental or ancillary hereto at every office and place where such registration, filings or recordings may be required or desirable from time to time.

(2) Mexican Collateral

(a) Notwithstanding Section 3.3(1)(a), the Obligors shall, on or before the day which is 45 days from the Closing Date, deliver to the Collateral Agent, any Security Documents governed by the laws of Mexico and grant a Security Interest over the Collateral related thereto.

(3) Discharge

(a) Subject to the provisions of Article 7, upon the full and final payment and performance of the Obligations, this Indenture and the Security Documents and the rights thereby granted shall, at the request of the Corporation, be terminated and thereupon the Collateral Agent shall at the request and at the expense of the Corporation cancel and discharge the Security Interest in the Collateral and execute and deliver to each Obligor such deeds and other instruments as shall be required to cancel and discharge each Security Interest in the Collateral and to reconvey to the Corporation or the Guarantors any Collateral. Further, this Indenture shall continue to be effective or be reinstated, as the case may be, if for any reason at any time any payment or performance of the Obligations, or any part thereof, is rescinded, reversed, nullified, rendered void or voidable or such payment must otherwise be restored, refunded, returned or reimbursed by the Collateral Agent or a Debentureholder.

(4) The Trustee will not be responsible for any failure to so register, file or record, nor shall it be required to inquire as to the obligation for such documents to be so registered, filed or recorded. The Trustee will not be responsible for any obligation on the part of the Corporation or any Obligor to perfect, maintain, preserve and protect the Liens in the Collateral created by the Security Agreements.

3.4 Rank and Pari Passu Debt

(1) The Debentures issued under this Indenture rank pari passu with one another and with any *Pari Passu* Debt.

(2) The Security Interest and all Obligations shall for all purposes be, and are at all times junior, postponed and subordinated to Capital Lease Obligations of the Obligors, whether as primary obligor or guarantor, owing by the Obligors to a third party other than an affiliate of the Obligors.

(3) The entering into of this Indenture by the Corporation and the incurrence by the Corporation of the Obligations shall in no way prevent the Corporation from incurring *Pari Passu* Debt.

4. REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP

4.1 Global Debentures or Book Based Only Debentures

(1) With respect to Debentures issuable in whole or in part as one or more Global Debentures, and/or as Book Based Only Debentures, the Corporation shall cause to be kept by and at the principal offices of the Trustee in Toronto, Ontario and by the Trustee or such other registrar as the Corporation, with the approval of the Trustee, may appoint at such other place or places, if any, as the Corporation may designate with the approval of the Trustee, a register in which shall be entered the name and address of the holder of each such Global Debenture, and/or Book Based Only Debenture (being the Depository, or its nominee, for such Global Debenture) as holder thereof and particulars of the Global Debenture and/or Book Based Only Debenture held by it, and of all transfers thereof. If any Debentures are at any time not Global Debentures or Book Based Only Debentures, the provisions of Section 4.2 shall govern with respect to registrations and transfers of such Debentures.

(2) Notwithstanding any other provision of this Indenture, a Global Debenture or Book Based Only Debenture may not be transferred by the registered holder thereof and accordingly, no definitive certificates shall be issued to Beneficial Holders except in the following circumstances or as otherwise specified in a resolution of the Board of Directors, or an Officer's Certificate:

(a) Global Debentures or Book Based Only Debentures may be transferred by a Depository to a nominee of such Depository or by a nominee of a Depository to such Depository or to another nominee of such Depository or by a Depository or its nominee to a successor Depository or its nominee;

(b) Global Debentures or Book Based Only Debentures may be transferred at any time after (i) the Depository for such Global Debentures or Book Based Only Debentures, as the case may be, or the Corporation has notified the Trustee that the Depository is unwilling or unable to continue as Depository for such Global Debentures or Book Based Only Debentures, or (ii) the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a

Depository under Section 2.1(2) or Section 3.1(2), provided in each case that at the time of such transfer the the Corporation is unable to locate a qualified successor Depository for such Global Debentures or Book Based Only Debentures;

(c) Global Debentures or Book Based Only Debentures may be transferred at any time after the Corporation has determined, in its sole discretion, with the consent of the Trustee to terminate the book-entry only registration system or book based entry, as the case may be, in respect of such Global Debentures or Book Based Only Debentures and has communicated such determination to the Trustee in writing;

(d) Global Debentures or Book Based Only Debentures may be transferred at any time after the Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debentures issued as a Global Debentures or Book Based Only Debentures, as the case may be, provided that Beneficial Holders of the Debentures representing, in the aggregate, more than 25% of the aggregate principal amount of the Debentures advise the Depository in writing, through the Depository Participants, that the continuation of the book- entry only registration system or book based entry, as applicable, of Debentures is no longer in their best interest and also provided that at the time of such transfer the Debentureholders have not waived the Event of Default pursuant to Section 8.3;

(e) Global Debentures or Book Based Only Debentures may be transferred if required by Applicable Law; or

(f) Global Debentures or Book Based Only Debentures may be transferred if the book-entry only registration system or book based entry, as applicable, ceases to exist.

(3) With respect to the Global Debentures, unless and until definitive certificates have been issued to Beneficial Holders of the Debentures pursuant to Section 4.1(2):

(a) the Corporation and the Trustee may deal with the Depository for all purposes (including paying interest on the Debentures) as the sole holder of Debentures and the authorized representative of the Beneficial Holders;

(b) the rights of the Beneficial Holders of the Debentures shall be exercised only through the Depository and shall be limited to those established by law and agreements between such Beneficial Holders and the Depository or the Depository Participants;

(c) the Depository will make book-entry or book based, as applicable, transfers among the Depository Participants; and

(d) whenever this Indenture requires or permits actions to be taken based upon instructions or directions of Debentureholders evidencing a specified percentage of the outstanding Debentures, the Depository shall be deemed to be counted in that percentage only to the extent that it has received instructions to such effect from the Beneficial Holders of the Debentures or the Depository Participants, and has delivered such instructions to the Trustee.

(4) Whenever a notice or other communication is required to be provided to Debentureholders, unless and until definitive certificate(s) have been issued to Beneficial Holders of the Debentures pursuant

to this Section 4.1, the Trustee shall provide all such notices and communications to the Depository for forwarding by the Depository to such Beneficial Holders in accordance with Applicable Securities Legislation. Upon the termination of the book-entry only registration system or book based entry, as applicable, on the occurrence of one of the conditions specified in Section 4.1(2) with respect to Debentures issued hereunder, the Trustee shall notify all applicable Depository Participants and Beneficial Holders, through the Depository, of the availability of definitive Debenture certificates. Upon surrender by the Depository of the certificate(s) representing the Global Debentures and receipt of new registration instructions from the Depository, the Trustee shall deliver the definitive Debenture certificates for such Debentures to the holders thereof in accordance with the new registration instructions and thereafter, the registration and transfer of such Debentures will be governed by Section 4.1 and the remaining Sections of this Article 4, as applicable.

(5) Notwithstanding any other provisions of this Indenture or the Debentures, transfers and exchanges of Debentures and beneficial interests in Global Debentures or Book Based Only Debentures shall be made in accordance the applicable rules and guidelines of the Securities Transfer Association of Canada.

(6) Notwithstanding any provisions made in this Indenture for the issuance, certification and authentication of Debentures in physical form as Debentures or Global Debentures, the Debentures issued under the terms of this Indenture may also be issued to the Depository in book based only form, non-certificated and appearing on the register of the Trustee as a book- based entry. In the absence of any physical securities being created for certification by the Corporation and authentication by the Trustee both at the initial issuance of the Debentures and at the time of any subsequent additional issuance of Debentures pursuant to the terms of a supplemental indenture, confirmation of the due issuance and validity of any Debentures shall be based upon the comparison of the Debentures in quantity and description appearing under the relevant broker's instant deposit request identification number to the quantity and description of Debentures as detailed in the Written Direction of the Corporation addressed to the Trustee and to the broker upon whose posting of the Book Based Only Debentures to the book entry records of the Depository on a non-certificated basis on which both the Corporation and the Trustee shall depend. It is the responsibility of the Corporation to make the necessary arrangements with its broker or brokers to obtain, in a timely manner, the necessary instant deposit request identification number to facilitate the issuance of non-certificated Book Based Only Debentures.

(7) In the establishment and maintenance of a non-certificated Book Based Only Debenture issue, the Trustee shall maintain such a record on its register for Debentures in book based form only. Transfers of Debentures appearing on the register of the Depository shall otherwise occur as provided for in this Indenture. The parties hereto further recognize that, notwithstanding the issuance of Book Based Only Debentures, conversions of Debentures shall occur as contemplated by the terms of this Indenture but the Trustee is permitted to employ whatever reasonable means it may from time to time require in order to process (but subject to the terms and conditions hereof) the conversion of such Debentures appearing on the register for Debentures in book based only form by making whatever arrangements are deemed necessary by it and the Depository.

(8) Subject to Section 6.2, at the time of the execution of this Indenture, the parties hereto understand that no declarations or other paper certificates or documentation will be required in order to effect

conversions of Debentures held by Persons in the United States converted in the manner set forth in Section 6.4. If at any time subsequent to the initial issuance of Debentures it is determined by the Corporation or legal counsel that physical declarations or other paper documentation are required for conversions or otherwise, the parties hereto and the Debentureholders acknowledge that the Trustee or the Depository may require the Debentures held by such Persons converting their Debentures to be certificated rather than held in book based form.

4.2 <u>Fully Registered Debentures</u>

(1) With respect to Debentures issuable as Fully Registered Debentures, the Corporation shall cause to be kept by and at the principal office of the Trustee in Toronto, Ontario and by the Trustee or such other registrar as the Corporation, with the approval of the Trustee, may appoint at such other place or places, if any, as may be specified in the Debentures or as the Corporation may designate with the approval of the Trustee, a register in which shall be entered the names and addresses of the holders of Fully Registered Debentures and particulars of the Debentures held by them respectively and of all transfers of Fully Registered Debentures. Such registration shall be noted on the Debentures by the Trustee or other registrar unless a new Debenture shall be issued upon such transfer.

(2) No transfer of a Fully Registered Debenture shall be valid unless made on such register referred to in Section 4.2(1) by the registered holder or such holder's executors, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Trustee or other registrar upon surrender of the Debentures together with a duly executed form of transfer acceptable to the Trustee upon compliance with such other reasonable requirements as the Trustee or other registrar may prescribe, or unless the name of the transferee shall have been noted on the Debenture by the Trustee or other registrar.

(3) Notwithstanding any other provisions in this Indenture or the Debentures, transfers and exchanges of Restricted Debentures shall be made in accordance with this Section 4.2(3):

(a) **Transfer and Exchange of Interests in a Restricted Uncertificated Debenture for Interests in an Unrestricted Uncertificated Debenture**. An interest in a Restricted Uncertificated Debenture may be exchanged by any holder thereof for an interest in an Unrestricted Uncertificated Debenture or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Uncertificated Debenture if the Trustee receives the following:

(i) if the holder of such interest in a Restricted Uncertificated Debenture proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Uncertificated Debenture, a certificate from such holder in the form of Schedule "F", including the certifications in item (1)(a) thereof; or

(ii) if the holder of such beneficial interest in a Restricted Uncertificated Debenture proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Uncertificated Debenture, a certificate from such holder in the form of Schedule "E"; and, in each such case set forth in this Section 4.2(3)(a), an opinion of counsel of recognized standing, in form and substance reasonably

satisfactory to the Corporation and the Trustee, to the effect that such transfer or exchange is in compliance with the 1933 Act and all applicable state securities laws.

(b) **Transfer of Restricted Physical Debenture for Restricted Physical Debenture.** A Restricted Physical Debenture may be transferred to a Person who takes delivery thereof in the form of a Restricted Physical Debenture if the Trustee receives an opinion of counsel of recognized standing, in form and substance reasonably satisfactory to the Trustee and the Corporation, to the effect that such transfer or exchange is in compliance with the 1933 Act and all applicable state securities laws.

(c) **Transfer and Exchange of Restricted Physical Debentures for Unrestricted Physical Debentures.** A Restricted Physical Debenture may be exchanged by the holder thereof for an Unrestricted Physical Debenture or transferred to a Person who takes delivery thereof in the form of an Unrestricted Physical Debenture if the Trustee receives the following:

(i) if the holder of such Restricted Physical Debenture proposes to exchange such Debenture for an Unrestricted Physical Debenture, a certificate from such holder in the form of Schedule "F", including the certifications in item (1)(b) thereof; or

(ii) if the holder of such Restricted Physical Debenture proposes to transfer such Debenture to a Person who shall take delivery thereof in the form of an Unrestricted Physical Debenture, a certificate from such holder in the form of Schedule "E" as applicable;

(4) and, in each such case set forth in this Section 4.2(3)(c), an opinion of counsel in form reasonably acceptable to the Corporation and to the Trustee to the effect that such transfer or exchange is in compliance with the 1933 Act and all applicable state securities laws.

4.3 Transferee Entitled to Registration

The transferee of a Debenture shall be entitled, after the appropriate form of transfer is lodged with the Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Indenture or by law, to be entered on the register as the owner of such Debenture free from all equities or rights of set-off or counterclaim between the Corporation and the transferor or any previous holder of such Debenture, save in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction. Upon surrender for registration of transfer of Debentures, the Corporation shall issue and thereupon the Trustee shall certify and deliver a new Debenture Certificate or confirm the electronic deposit of Uncertificated Debentures of like tenor in the name of the designated transferee and register such transfer in accordance with Section 4.1. If less than all the Debentures evidenced by the Debenture Certificate(s) or Uncertificated Debentures so surrendered are transferred, the transferor shall be entitled to receive, in the same manner, a new Debenture Certificate or electronically deposited Uncertificated Debentures registered in their name evidencing the Debentures not transferred.

4.4 No Notice of Trusts

Neither the Corporation nor the Trustee nor any registrar shall be bound to take notice of or see to the execution of any trust (other than that created by this Indenture) whether express, implied or constructive, in respect of any Debenture, and may transfer the same on the direction of the Person

registered as the holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

4.5 Registers Open for Inspection

The registers referred to in Section 4.1 shall at all reasonable times be open for inspection by the Corporation, the Trustee or any Debentureholder. Every registrar, including the Trustee, shall from time to time when requested so to do by the Corporation or by the Trustee, in writing, furnish the Corporation or the Trustee, as the case may be with a list of names and addresses of holders of registered Debentures entered on the register kept by them and showing the principal amount and serial numbers of the Debenture held by each such holder, provided the Trustee shall be entitled to charge a reasonable fee to provide such a list.

4.6 Exchanges of Debenture

(1) Subject to Section 4.1 and Section 4.7, Debentures in any authorized form or denomination, other than Uncertificated Debentures, may be exchanged for Debentures in any other authorized form or denomination, of the same date of maturity, bearing the same interest rate and of the same aggregate principal amount as the Debentures so exchanged.

(2) In respect of exchanges of Debentures permitted by Section 4.6(1), Debenture may be exchanged only at the principal offices of the Trustee in Toronto, Ontario or at such other place or places, if any, as may be specified in the Debenture and at such other place or places as may from time to time be designated by the Corporation with the approval of the Trustee. Any Debentures surrendered for exchange shall be surrendered to the Trustee. The Corporation shall execute and the Trustee shall certify all Debentures necessary to carry out exchanges as aforesaid. All Debentures surrendered for exchange shall be cancelled.

4.7 Closing of Registers

(1) Neither the Corporation nor the Trustee nor any registrar shall be required to:

(a) make transfers or exchanges of, or convert any Fully Registered Debentures on any Interest Payment Date for such Debentures or during the five (5) preceding Business Days;

(b) (make conversions of any Debentures on any Interest Payment Date or during the five (5) preceding Business Days; or

(c) make conversions of any Debentures on any applicable maturity date for such Debentures or during such greater period prior to an applicable maturity date as directed in writing by the Corporation (which period shall not exceed the five (5) Business Days preceding the applicable date of maturity).

(2) Subject to any restriction herein provided, the Corporation with the approval of the Trustee may at any time close any register for Debentures, other than those kept at the principal offices of the Trustee in Toronto, Ontario, and transfer the registration of any Debentures registered thereon to another register (which may be an existing register) and thereafter such Debentures shall be deemed to be registered on such other register. Notice of such transfer shall be given to the holders of such Debentures.

4.8 Charges for Registration, Transfer and Exchange

For each Debenture exchanged, registered, transferred or discharged from registration, the Trustee or other registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Debenture issued (such amounts to be agreed upon from time to time by the Trustee and the Corporation), and payment of such charges and reimbursement of the Trustee or other registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Debentureholder hereunder:

(a) for any exchange of any interim or temporary Debenture or interim certificate that has been issued under Section 2.7 for a definitive Debenture; or

(b) for any exchange of an Uncertificated Debenture as contemplated in Section 4.1.

4.9 Ownership of Debenture

(1) Unless otherwise required by law, the Person in whose name any registered Debenture is registered shall for all purposes of this Indenture be and be deemed to be the owner thereof and payment of or on account of the principal of and premium, if any, on such Debenture and interest thereon shall be made to such registered holder.

(2) Neither the Corporation nor the Trustee shall have any liability for:

(a) any aspect of the records relating to the beneficial ownership of the Debentures held by a Depository or of the payments relating thereto; or

(b) maintaining, supervising or reviewing any such records relating to the Debentures.

The rules governing Depositories provide that they act as the agent and depository for Depository Participants. As a result, such Depository Participants must look solely to the Depository and beneficial holders of Debentures must look solely to the Depository Participants for the payment of principal and interest on the Debentures paid by or on behalf of the Corporation to the Depository.

(3) The registered holder for the time being of any registered Debenture shall be entitled to the principal, premium, if any, and/or interest net of any applicable withholding tax evidenced by such instruments, respectively, free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all Persons may act accordingly and the receipt of any such registered holder for any such principal, premium or interest shall be a good discharge to the Trustee, any registrar and to the Corporation for the same and none shall be bound to inquire into the title of any such registered holder.

(4) Where Debentures are registered in more than one name, the principal, premium, if any, and interest from time to time payable in respect thereof will be paid to the order of all such holders, failing written instructions from them to the contrary, and the receipt of any one of such holders therefor shall be a valid discharge, to the Trustee, any registrar and to the Corporation.

(5) In the case of the death of one or more joint holders of any Debenture, the principal, premium, if any, and interest from time to time payable thereon may be paid to the order of the survivor or

survivors of such registered holders, upon receipt of all documentation that the Trustee may require, and the receipt of any such survivor or survivors therefor shall be a valid discharge to the Trustee and any registrar and to the Corporation.

5. PURCHASE OF DEBENTURE

5.1 Purchase of Debenture by the Corporation

(1) Unless otherwise specifically provided, the Corporation may, if it is not at the time in default hereunder, at any time and from time to time, purchase Debentures in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by contract, at any price. All Debentures so purchased will be delivered to the Trustee and shall be cancelled and no Debentures shall be issued in substitution therefor.

(2) If, upon an invitation for tenders, more Debentures are tendered at the same lowest price than the Corporation is prepared to accept, the Debentures to be purchased by the Corporation shall be selected by the Trustee on a pro rata basis or in such other manner consented to by the TSX or such other exchange on which the Debentures are then listed which the Trustee considers appropriate from the Debentures tendered by each tendering Debentureholder who tendered at such lowest price. For this purpose the Trustee may make, and from time to time amend, regulations with respect to the manner in which Debentures may be so selected, and regulations so made shall be valid and binding upon all Debentureholders, notwithstanding the fact that as a result thereof one or more of such Debentures become subject to purchase in part only. The holder of a Debenture of which a part only is purchased, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such holder, one or more new Debentures for the unpurchased part so surrendered, and the Trustee shall certify and deliver such new Debenture or Debentures upon receipt of the Debenture so surrendered or, with respect to an Uncertificated Debenture, the Depository shall electronically deposit the unpurchased part so surrendered.

6. CONVERSION OF DEBENTURES

6.1 Applicability of Article

(1) Any Debentures issued hereunder will be convertible into Common Shares or other securities of the Corporation, at such conversion rate or rates, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and shall have been expressed in this Indenture (including Section 2.3(6) and Section 4.7 hereof), in such Debentures or in an Officer's Certificate.

(2) Such right of conversion shall extend only to the maximum number of whole Common Shares into which the aggregate principal amount of the Debenture or Debentures surrendered for conversion at any one time by the holder thereof may be converted. Fractional interests in Common Shares shall be adjusted for in the manner provided in Section 6.6.

6.2 Manner of Exercise of Right to Convert

(1) The holder of a Debenture desiring to convert such Debenture in whole or in part into Common Shares shall surrender such Debenture to the Trustee at its principal office in Toronto, Ontario

together with the conversion notice in the form attached hereto as Schedule "C" or any other written notice in a form satisfactory to the Trustee, in either case duly executed by the holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Trustee, exercising his right to convert such Debenture in accordance with the provisions of this Article; provided that with respect to an Uncertificated Debenture, registration and surrender of interests in the Debentures will be made only through the Depository's non-certificated system. Restricted Uncertificated Debentures shall be converted into Common Shares issued under a restricted CUSIP and ISIN and, to be confirmed in writing by the Corporation, if applicable, and Unrestricted Uncertificated Debentures shall be converted into Common Shares issued under unrestricted share CUSIP CUSIP 30069C207 and ISIN CA30069C2076. Any Uncertificated Debentures, other than Restricted Uncertificated Debentures, that are converted on or prior to November •, 2020 shall be converted into Common Shares issued under Canadian Private Placement Legend share CUSIP – 30069C603ISIN – CA30069C6036. Upon the Trustee receiving an executed Conversion Notice as set out in Schedule "C" with the box therein being ticked, the Trustee will issue Common Shares without the U.S. Legend. Thereupon such Debentureholder or, subject to compliance with the applicable terms and provisions hereof and payment of all applicable stamp or security transfer taxes or other governmental charges and compliance with all reasonable requirements of the Trustee, his nominee(s) or assignee(s) shall be entitled to be entered in the books of the Corporation as at the Date of Conversion (or such later date as is specified in Section 6.2(2)) as the holder of the number of Common Shares, as applicable, into which such Debenture is convertible in accordance with the provisions of this Article and, as soon as practicable thereafter, the Corporation shall deliver to such Debentureholder or, subject as aforesaid, his nominee(s) or assignee(s), a certificate or certificates for such Common Shares or deposit such Common Shares through the Depository's non-certificated system and make or cause to be made any payment of interest less withholding tax, to which such holder is entitled in accordance with Section 6.2(5). With respect to a Global Debenture, represented by a Debenture Certificate, the obligation to surrender a Debenture to the Trustee shall be satisfied if the Trustee makes a notation on the Global Debenture of the principal amount thereof so converted and the Trustee is provided with all other documentation which it may request.

(2) If following the date that is 24 months from the Closing Date and prior to the Maturity Date, the 20-day VWAP of the Common Shares on the TSX is CDN$2.50 or above, as adjusted in accordance with Section 6.3, the Corporation may force conversion of all but not less than all of the principal amount (less any tax required by law to be deducted or withheld) of the Debentures at the then applicable Conversion Price, upon giving the Debentureholders not less than thirty (30) calendar days advance written notice by way of the Trustee in accordance with Section 6.8 (the "**Forced Conversion Notice**").

(3) For the purposes of this Article, a Debenture shall be deemed to be surrendered for conversion on (i) in the case of a conversion in accordance with Section 6.2(1), the date on which it is so surrendered when the register of the Trustee is open and in accordance with the provisions of this Article or, in the case of an Uncertificated Debenture which the Trustee received notice of and all necessary documentation in respect of the exercise of the conversion rights and, in the case of a Debenture so surrendered by mail or other means of transmission, on the date on which it is

received by the Trustee at one of its offices specified in Section 6.2(1); or (ii) in the case of a forced conversion under Section 6.8(2), the date set forth in the Forced Conversion Notice (herein called the "**Date of Conversion**"); provided that if a Debenture is surrendered or deemed to be surrendered for conversion on a day on which the register of Common Shares is closed, the Person or Persons entitled to receive Common Shares shall become the holder or holders of record of such Common Shares as at the date on which such registers are next reopened.

(4) Any part, being $1,000 or an integral multiple thereof, of a Debenture in a denomination in excess of $1,000 may be converted as provided in this Article and all references in this Indenture to conversion of Debentures shall be deemed to include conversion of such parts.

(5) The holder of any Debenture of which only a part is converted shall, upon the exercise of his right of conversion surrender such Debenture to the Trustee in accordance with Section 6.2(1), and the Trustee shall cancel the same and shall without charge forthwith certify and deliver to the holder a new Debenture or Debentures in an aggregate principal amount equal to the unconverted part of the principal amount of the Debenture so surrendered or, with respect to an Uncertificated Debenture, registration and surrender of interests in the Debentures will be made only through the Depository's non-certificated system.

(6) Except as may be otherwise expressly provided for at the time of issue of such Debentures, as expressed in this Indenture, in such Debentures or in an Officer's Certificate, the holder of a Debenture surrendered for conversion in accordance with this Section 6.2 shall be entitled (subject to any applicable restriction on the right to receive interest on conversion of Debentures) to receive accrued and unpaid interest (less any tax required to be withheld therefrom) in respect thereof, in cash, up to but excluding the Date of Conversion and the Common Shares issued upon such conversion shall rank only in respect of distributions or dividends declared in favour of shareholders of record on and after the Date of Conversion or such later date as such holder shall become the holder of record of such Common Shares pursuant to Section 6.2(2), from which applicable date they will for all purposes be and be deemed to be issued and outstanding as fully paid and non-assessable Common Shares.

6.3 Adjustment of Conversion Price

The Conversion Price in effect at any date shall be subject to adjustment from time to time as set forth below.

(a) If and whenever at any time prior to the Time of Expiry the Corporation shall (i) subdivide or redivide the outstanding Common Shares into a greater number of shares, (ii) reduce, combine or consolidate the outstanding Common Shares into a smaller number of shares, or (iii) issue Common Shares or securities exchangeable for or convertible into Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a dividend or distribution (other than the issue of Common Shares to holders of Common Shares who have elected to receive dividends or distributions in the form of Common Shares in lieu of cash dividends or cash distributions paid in the ordinary course on the Common Shares), the Conversion Price in effect on the effective date of such subdivision, redivision, reduction, combination or consolidation or on the record date for such issue of Common Shares by way of a dividend or distribution, as the case may be, shall in the case of any of the

events referred to in (i) and (iii) above be decreased in proportion to the number of outstanding Common Shares resulting from such subdivision, redivision or dividend, or shall, in the case of any of the events referred to in (ii) above, be increased in proportion to the number of outstanding Common Shares resulting from such reduction, combination or consolidation. Such adjustment shall be made successively whenever any event referred to in this Section 6.3(a) shall occur. Any such issue of Common Shares by way of a dividend or distribution shall be deemed to have been made on the record date for the dividend or distribution for the purpose of calculating the number of outstanding Common Shares under subsections (c) and (d) of this Section 6.3.

(b) If and whenever at any time prior to the Time of Expiry the Corporation shall fix a record date for the payment of a cash dividend or distribution to the holders of all or substantially all of the outstanding Common Shares, the Conversion Price shall be adjusted immediately after such record date so that it shall be equal to the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the denominator shall be the Current Market Price on such record date and of which the numerator shall be the Current Market Price on such record date minus the amount in cash per Common Share distributed to holders of Common Shares. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such cash dividend or distribution is not paid, the Conversion Price shall be re-adjusted to the Conversion Price which would then be in effect if such record date had not been fixed.

(c) If and whenever at any time prior to the Time of Expiry the Corporation shall fix a record date for the issuance of options, rights or warrants to all or substantially all the holders of its outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible into Common Shares) at a price per share (or having a conversion or exchange price per share) less than 95% of the Current Market Price on such record date, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible securities so offered) by such Current Market Price, and of which the denominator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase (or into which the convertible securities so offered are convertible). Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such options, rights or warrants are not so issued or any such options, rights or warrants are not exercised prior to the expiration thereof, the Conversion Price shall be re-adjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon the number of Common Shares (or securities convertible into Common Shares) actually issued upon the exercise of such options, rights or warrants were included in such fraction, as the case may be.

(d) If and whenever at any time prior to the Time of Expiry, there is a reclassification of the Common Shares or a capital reorganization of the Corporation other than as described in Section 6.3(a) or a consolidation, amalgamation, arrangement, share exchange, merger of the Corporation with or into any other Person or other entity or acquisition of the Corporation or other combination pursuant to which the Common Shares are converted into or acquired for cash, securities or other property; or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other Person (other than a direct or indirect wholly-owned Subsidiary of the Corporation) or other entity or a liquidation, dissolution or winding-up of the Corporation (any such event, a "**Merger Event**"), any holder of a Debenture who has not exercised its right of conversion prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, share exchange, acquisition, combination, sale or conveyance or liquidation, dissolution or winding-up, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of Common Shares then sought to be acquired by it, such amount of cash or the number of shares or other securities or property of the Corporation or of the Person or other entity resulting from such merger, amalgamation, arrangement, acquisition, combination or consolidation, or to which such sale or conveyance may be made or which holders of Common Shares receive pursuant to such liquidation, dissolution or winding-up, as the case may be, that such holder of a Debenture would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, share exchange, acquisition, combination, sale or conveyance or liquidation, dissolution or winding-up, if, on the record date or the effective date thereof, as the case may be, the holder had been the registered holder of the number of Common Shares sought to be acquired by it and to which it was entitled to acquire upon the exercise of the conversion right, subject to Section 6.3(m). If determined appropriate by the Board of Directors, to give effect to or to evidence the provisions of this Section 6.3(d), the Corporation, its successor, or such purchasing Person or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, share exchange, acquisition, combination, sale or conveyance or liquidation, dissolution or winding-up, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the holder of Debentures to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any cash, shares or other securities or property to which a holder of Debentures is entitled on the exercise of its acquisition rights thereafter. Any indenture entered into between the Corporation and the Trustee pursuant to the provisions of this Section 6.3(d)) shall be a supplemental indenture entered into pursuant to the provisions of Article 16. Any indenture entered into between the Corporation, any successor to the Corporation or such purchasing Person or other entity and the Trustee shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 6.3(d) and which shall apply to successive reclassifications, capital reorganizations, amalgamations, consolidations, mergers, share exchanges, acquisitions, combinations, sales or conveyances.

(e) If the Corporation shall make a distribution to all or substantially all of the holders of Common Shares of shares in the capital of the Corporation, other than Common Shares, or evidences of indebtedness or other assets of the Corporation, including securities (but excluding (i) any issuance of rights or warrants for which an adjustment was made pursuant to Section 6.3(c) and (ii) any dividend or distribution paid exclusively in cash (the "**Distributed Securities**")), then in each such case (unless the Corporation distributes such Distributed Securities to the holders of Debentures on such dividend or distribution date (as if each holder had converted such Debenture into Common Shares immediately preceding the record date with respect to such distribution)) the Conversion Price in effect immediately preceding the record date fixed for the determination of shareholders entitled to receive such dividend or distribution shall be adjusted so that the same shall equal the price determined by multiplying the Conversion Price in effect immediately preceding such record date by a fraction of which the denominator shall be the Current Market Price per Common Share on such record date and of which the numerator shall be the Current Market Price per Common Share on such record date less the fair market value (as determined by the Board of Directors, whose determination shall be conclusive evidence of such fair market value, subject to approval by the TSX (or such other recognized stock exchange on which the Common Shares are listed for trading) and which shall be evidenced by an Officer's Certificate delivered to the Trustee) on such record date of the portion of the Distributed Securities so distributed applicable to one Common Share (determined on the basis of the number of Common Shares outstanding at the close of business on such record date). Such adjustment shall be made successively whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution. In the event that such dividend or distribution is not so paid or made, the Conversion Price shall again be adjusted to be the Conversion Price that would then be in effect if such dividend or distribution had not been declared. If the then fair market value (as so determined) of the portion of the Distributed Securities so distributed applicable to one Common Share is equal to or greater than the Current Market Price per Common Share on such record date, in lieu of the foregoing adjustment, adequate provision shall be made so that each holder of a Debenture shall have the right to receive upon conversion the amount of Distributed Securities so distributed that such holder would have received had such holder converted each Debenture on such record date. If the Board of Directors determines the fair market value of any distribution for purposes of this clause (e) of Section 6.3 by reference to the actual or when issued trading market for any securities, it must in doing so consider the prices in such market over the same period used in computing the Current Market Price of the Common Shares.

Notwithstanding the foregoing, if the securities distributed by the Corporation to all holders of its Common Shares consist of capital stock of, or similar equity interests in, a Subsidiary or other business of the Corporation (the "**Spinoff Securities**"), the Conversion Price shall be adjusted, unless the Corporation makes an equivalent distribution to the holders of Debentures, so that the same shall be equal to the rate determined by multiplying the Conversion Price in effect on the record date fixed for the determination of shareholders entitled to receive such distribution by a fraction, the denominator of which shall be the sum of (A) the volume weighted average trading price of one Common Share over the 20

consecutive trading day period (the "**Spinoff Valuation Period**") commencing on and including the fifth trading day after the date on which ex- dividend trading commences for such distribution on the TSX (or such other exchange on which the Common Shares are then listed) and (B) the product of (i) the volume weighted average trading price (calculated in substantially the same way as the Current Market Price is calculated for the Common Shares) over the Spinoff Valuation Period of the Spinoff Securities or, if no such prices are available, the fair market value of the Spinoff Securities as reasonably determined by the Board of Directors (which determination shall be conclusive and shall be evidenced by an Officer's Certificate delivered to the Trustee) multiplied by (ii) the number of Spinoff Securities distributed in respect of one Common Share and the numerator of which shall be the volume weighted average trading price of one Common Share over the Spinoff Valuation Period, such adjustment to become effective immediately preceding the opening of business on the 25th trading day after the date on which ex-dividend trading commences; provided, however, that the Corporation may in lieu of the foregoing adjustment elect to make adequate provision so that each holder of Debentures shall have the right to receive upon conversion thereof the amount of such Spinoff Securities that such holder of Debentures would have received if such Debentures had been converted on the record date with respect to such distribution.

(f) If any issuer bid made by the Corporation or any of its Subsidiaries for all or any portion of Common Shares shall expire, then, if the issuer bid shall require the payment to shareholders of consideration per Common Share having a fair market value (determined as provided below) that exceeds the Current Market Price on the last date (the "**Expiration Date**") tenders could have been made pursuant to such issuer bid (as it may be amended) (the last time at which such tenders could have been made on the Expiration Date is hereinafter sometimes called the "**Expiration Time**"), the Conversion Price shall be adjusted so that the same shall equal the rate determined by multiplying the Conversion Price in effect immediately preceding the close of business on the Expiration Date by a fraction of which (i) the denominator shall be the sum of (A) the fair market value of the aggregate consideration (the fair market value as determined by the Board of Directors, whose determination shall be conclusive evidence of such fair market value and which shall be evidenced by an Officer's Certificate delivered to the Trustee) payable to shareholders based on the acceptance (up to any maximum specified in the terms of the issuer bid) of all Common Shares validly tendered and not withdrawn as of the Expiration Time (the Common Shares deemed so accepted, up to any such maximum, being referred to as the "**Purchased Common Shares**") and (B) the product of the number of Common Shares outstanding (less any Purchased Common Shares and excluding any Common Shares held in the treasury of the Corporation) at the Expiration Time and the Current Market Price on the Expiration Date and (ii) the numerator of which shall be the product of the number of Common Shares outstanding (including Purchased Common Shares but excluding any Common Shares held in the treasury of the Corporation) at the Expiration Time multiplied by the Current Market Price on the Expiration Date, such increase to become effective immediately preceding the opening of business on the day following the Expiration Date. In the event that the Corporation is obligated to purchase Common Shares pursuant to any such issuer bid, but the Corporation is permanently prevented by applicable law from effecting any or all such purchases or any or all such purchases are rescinded, the Conversion Price shall again be adjusted to be the Conversion

Price which would have been in effect based upon the number of Common Shares actually purchased, if any. If the application of this clause (f) of Section 6.3 to any issuer bid would result in a decrease in the Conversion Price, no adjustment shall be made for such issuer bid under this clause (f).

For purposes of this Section 6.3(f), the term "issuer bid" shall mean an issuer bid under Applicable Securities Legislation or a take-over bid under Applicable Securities Legislation by a Subsidiary of the Corporation for the Common Shares and all references to "purchases" of Common Shares in issuer bids (and all similar references) shall mean and include the purchase of Common Shares in issuer bids and all references to "tendered Common Shares" (and all similar references) shall mean and include Common Shares tendered in issuer bids.

(g) In any case in which this Section 6.3 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the holder of any Debenture converted after such record date and before the occurrence of such event the additional Common Shares issuable upon such conversion by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the Date of Conversion or such later date as such holder would, but for the provisions of this Section 6.3(g), have become the holder of record of such additional Common Shares pursuant to Section 6.2(2).

(h) The adjustments provided for in this Section 6.3 are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section, provided that, notwithstanding any other provision of this Section, no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; provided however, that any adjustments which by reason of this Section 6.3(h) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(i) For the purpose of calculating the number of Common Shares outstanding, Common Shares owned by or for the benefit of the Corporation shall not be counted.

(j) In the event of any question arising with respect to the adjustments provided in this Section 6.3, such question shall be conclusively determined by the Board of Directors, and in the event holders of not less than 25% of the principal amount of the Debentures then outstanding notify the Trustee that they do not agree with such determination within 14 days of such determination being communicated to all the holders, such determination shall be made by a firm of nationally recognized chartered accountants appointed by the Corporation and acceptable to the Trustee (who may be the Auditors of the Corporation); such accountants shall have access to all necessary records of the Corporation and such determination shall be binding upon the Corporation, the Trustee, and the Debentureholders. In the absence of notice by holders of not less than 25% of the principal

amount of the Debentures then outstanding of their disagreement as aforesaid, the determination of the Board of Directors shall be binding.

(k) In case the Corporation shall take any action affecting the Common Shares other than action described in this Section 6.3, which in the opinion of the Board of Directors, would materially affect the rights of Debentureholders, the Conversion Price shall be adjusted in such manner and at such time, by action of the Board of Directors, as the Board of Directors, in their sole discretion may determine to be equitable in the circumstances. Failure of the directors to make such an adjustment shall be conclusive evidence that they have determined that it is equitable to make no adjustment in the circumstances.

(l) No adjustment in the Conversion Price shall be made in respect of any event described in Section 6.3(a), Section 6.3(b), Section 6.3(c), Section 6.3(e) or Section 6.3(f) other than the events described in Section 6.3(a)(i) or Section 6.3(a)(ii) if the holders of the Debentures are entitled to participate in such event on the same terms mutatis mutandis as if they had converted their Debentures prior to the effective date or record date, as the case may be, of such event.

(m) Except as stated above in this Section 6.3, no adjustment will be made in the Conversion Price for any Debentures as a result of the issuance of Common Shares at less than the Current Market Price on the date of issuance or the then applicable Conversion Price.

(n) [Notwithstanding any of the foregoing in this Section 6.3, if a holder of a Debenture would otherwise be entitled to receive, upon conversion of the Debenture, any property (including cash) or securities that would not constitute "prescribed securities" for the purposes of clause 212(1)(b)(vii)(E) of the Tax Act as it applied on December 31, 2007 ("**Ineligible Consideration**"), such holder of a Debenture shall not be entitled to receive such Ineligible Consideration and the Corporation or the successor or acquirer, as the case may be, shall have the right (at the sole option of the Corporation or the successor or acquirer, as the case may be) to deliver to such holder "prescribed securities" for the purposes of clause 212(1)(b)(vii)(E) of the Tax Act as it applied on December 31, 2007 with a market value (as conclusively determined by the Board of Directors) equal to the market value of such Ineligible Consideration.]

6.4 <u>No Requirement to Issue Fractional Common Shares</u>

The Corporation shall not be required to issue fractional Common Shares upon the conversion of Debentures pursuant to this Article. If more than one Debenture shall be surrendered for conversion at one time by the same holder, the number of whole Common Shares issuable upon conversion thereof shall be computed on the basis of the aggregate principal amount of such Debentures to be converted. If any fractional interest in a Common Share would, except for the provisions of this Section, be deliverable upon the conversion of any principal amount of Debentures, the number of Common Shares so issuable shall be rounded down to the nearest whole number.

6.5 <u>Corporation to Reserve Common Shares</u>

The Corporation covenants with the Trustee that it will at all times reserve and keep available out of its authorized Common Shares (if the number thereof is or becomes limited), solely for the purpose of issue

upon conversion of Debentures as in this Article provided, and conditionally allot to Debentureholders who may exercise their conversion rights hereunder, such number of Common Shares as shall then be issuable upon the conversion of all outstanding Debentures. The Corporation covenants with the Trustee that all Common Shares which shall be so issuable shall be duly and validly issued as fully-paid and non-assessable.

6.6 Cancellation of Converted Debentures

Subject to the provisions of Section 6.3 as to Debentures converted in part, all Debentures converted in whole or in part under the provisions of this Article shall be forthwith delivered to and cancelled by the Trustee and no Debenture shall be issued in substitution for those converted.

6.7 Certificate as to Adjustment

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 6.3, deliver an Officer's Certificate to the Trustee specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate and the amount of the adjustment specified therein shall be verified by advice of a firm of nationally recognized chartered accountants appointed by the Corporation and acceptable to the Trustee (who may be the Auditors of the Corporation) and shall be conclusive and binding on all parties in interest. When so approved, the Corporation shall, except in respect of any subdivision, redivision, reduction, combination or consolidation of the Common Shares, forthwith give notice to the Debentureholders in the manner provided in Section 13.2 specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Conversion Price; provided that, if the Corporation has given notice under this Section 6.7 covering all the relevant facts in respect of such event and if the Trustee approves, no such notice need be given under this Section 6.7.

6.8 Notice of Special Matters

(1) The Corporation covenants with the Trustee that so long as any Debenture remains outstanding, it will give notice to the Trustee, and to the Debentureholders in the manner provided in Section 13.2, of its intention to fix a record date for any event referred to in Section 6.3(a), Section 6.3(b), Section 6.3(c), Section 6.3(d) or Section 6.3(e) (other than the subdivision, redivision, reduction, combination or consolidation of its Common Shares) which may give rise to an adjustment in the Conversion Price, and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Corporation shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than 14 days in each case prior to such applicable record date.

(2) In addition, the Corporation covenants with the Trustee that so long as any Debenture remains outstanding, it will give notice to the Trustee, and to the Debentureholders in the manner provided in Section 13.2, at least 30 days prior to the (i) effective date of any transaction referred to in Section 6.3(d) stating the consideration into which the Debentures will be convertible after the effective date of such transaction, and (ii) Expiration Date of any transaction referred to in Section 6.3(f) stating the consideration paid per Common Share in such transaction.

6.9 Protection of Trustee

The Trustee:

(a) shall not at any time be under any duty or responsibility to any Debentureholder to determine whether any facts exist which may require any adjustment in the Conversion Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b) shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any shares or other securities or property which may at any time be issued or delivered upon the conversion of any Debenture; and

(c) shall not be responsible for any failure of the Corporation to make any cash payment or to issue, transfer or deliver Common Shares or share certificates upon the surrender of any Debenture for the purpose of conversion, or to comply with any of the covenants contained in this Article.

6.10 Restricted CUSIP or U.S. Legend on Certain Common Shares

Each Common Share issued upon conversion of Debentures represented by the Restricted Debentures shall be represented by a certificate with a restricted CUSIP for Common Shares, and each certificate representing Common Shares issued upon conversion of Debentures bearing the U.S. Legend shall have imprinted or otherwise reproduced thereon such legend or legends in substantially the form of Schedule "D" attached hereto; provided that the U.S. Legend may be removed or the Common Shares may be transferred from the restricted CUSIP as provided in Section 3.1(1).

7. COVENANTS OF THE CORPORATION

The Corporation hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Debentureholders, that so long as any Debentures remain outstanding:

7.1 To Pay Principal, Premium (if any) and Interest

The Corporation will duly and punctually pay or cause to be paid to every Debentureholder the principal of, premium (if any) and interest accrued on the Debenture of which it is the holder on the dates, at the places and in the manner mentioned herein and in the Debenture.

7.2 To Pay Trustee's Remuneration

The Corporation will pay the Trustee reasonable remuneration for its services as Trustee hereunder and will repay to the Trustee on demand all monies which shall have been paid by the Trustee in connection with the execution of the trusts hereby created and such monies including the Trustee's remuneration, shall be payable out of any funds coming into the possession of the Trustee in priority to payment of any principal of the Debenture or interest or premium thereon. Such remuneration shall continue to be payable until the trusts hereof be finally wound up and whether or not the trusts of this Indenture shall be in the course of administration by or under the direction of a court of competent jurisdiction.

7.3 To Give Notice of Default

The Corporation shall notify the Trustee and the Debentureholders in writing immediately upon obtaining knowledge of any Default or Event of Default hereunder.

7.4 Preservation of Existence, etc.

Subject to the express provisions hereof, the Corporation will carry on and conduct its activities and business, and cause its Subsidiaries to carry on and conduct their businesses, in a proper, efficient and business-like manner and in accordance with good business practices, and, subject to the express provisions hereof, it will do or cause to be done all things necessary to preserve and keep in full force and effect its existence and rights; provided that the foregoing covenant shall not prevent or restrict the Corporation from completing a transaction to which Article 10 would apply if carried out in accordance with Article 10 .

7.5 Keeping of Books

The Corporation will keep or cause to be kept proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Corporation in accordance with generally accepted accounting principles.

7.6 Annual Certificate of Compliance

The Corporation shall deliver to the Trustee, within 120 days after the end of each calendar year, (and at any reasonable time upon demand by the Trustee) an Officer's Certificate as to the knowledge of such officers of the Corporation who execute the Officer's Certificate of the Corporation's compliance with all conditions and covenants in this Indenture certifying that after reasonable investigation and inquiry, the Corporation has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which would, with the giving of notice, lapse of time or otherwise, constitute a Default or an Event of Default hereunder, or if such is not the case, setting forth with reasonable particulars the circumstances of any failure to comply and steps taken or proposed to be taken to eliminate such circumstances and remedy such Event of Default, as the case may be.

7.7 Performance of Covenants by Trustee

If the Corporation shall fail to perform any of its covenants contained in this Indenture, the Trustee may notify the Debentureholders of such failure on the part of the Corporation or may itself perform any of the covenants capable of being performed by it, but shall be under no obligation to do so or to notify the Debentureholders. All sums so expended or advanced by the Trustee shall be repayable as provided in Section 7.2. No such performance, expenditure or advance by the Trustee shall be deemed to relieve the Corporation of any default hereunder.

7.8 Maintain Listing

The Corporation will use reasonable commercial efforts to maintain the listing of the Common Shares on the TSX, and to maintain the Corporation's status as a "reporting issuer" not in default of the requirements of the Applicable Securities Legislation; provided that the foregoing covenant shall not prevent or restrict the Corporation from carrying out a transaction to which Article 10 would apply if carried out in compliance with Article 10 even if as a result of such transaction the Corporation ceases to be a "reporting

issuer" in all or any of the provinces of Canada or the Common Shares cease to be listed on the TSX or any other stock exchange.

7.9 No Dividends on Common Shares if Event of Default

The Corporation shall not declare or pay any dividend to the holders of its issued and outstanding Common Shares after the occurrence of a Default or an Event of Default unless and until such default shall have been cured or waived or shall have ceased to exist.

7.10 Withholding Matters

All payments made by or on behalf of the Corporation under or with respect to the Debenture (including, without limitation, any penalties, interest and other liabilities related thereto) will be made free and clear of and without withholding, or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other liabilities related hereto) imposed or levied by or on behalf of the Government of Canada or the United States or elsewhere, or of any province or territory thereof or by any authority or agency therein or thereof having power to tax ("**Withholding Taxes**"), unless the Corporation is required by law, to withhold or deduct any amounts for, or on account of Withholding Taxes. If the Corporation is so required to withhold or deduct any amount for, or on account of, Withholding Taxes from any payment made under or with respect to the Debentures, the Corporation shall deduct and withhold such Withholding Taxes from any payment to be made or with respect to the Debenture and, provided that the Corporation forthwith remits such amount to the relevant governmental authority or agency, the amount of any such deduction or withholding will be considered an amount paid in satisfaction of the Corporation's obligations under the Debenture. There is no obligation on the Corporation to gross-up or pay additional amounts to a holder of Debenture in respect of such deductions or withholdings. For greater certainty, if any amount is required to be deducted or withheld in respect of Withholding Taxes upon a conversion of a Debenture, the Corporation shall be entitled to liquidate such number of Common Shares (or other securities) issuable as a result of such conversion as shall be necessary in order to satisfy such requirement. The Corporation shall provide the Trustee and the relevant Debentureholder with copies of receipts or other communications relating to the remittance of such withheld amount or the filing of any forms received from such government authority or agency promptly after receipt thereof.

The Trustee shall have no obligation to verify any payments under the Tax Act or any provision of provincial, state, local or foreign tax law. The Trustee shall at all times be indemnified and held harmless by the Corporation from and against any liabilities of the Trustee incurred in connection with the failure of the Corporation or its agents, to report, remit or withhold taxes as required by the Tax Act or otherwise failing to comply with the Tax Act. This indemnification shall survive the resignation or removal of the Trustee and the termination of this Indenture solely to the extent that such liabilities have been incurred in connection with taxation years occurring during the term of this Indenture.

7.11 SEC Reporting Status

(1) The Corporation confirms that, as at the date of execution of this Indenture, it does not have a class of securities registered pursuant to Section 12 of the U.S. Securities Exchange Act or have a reporting obligation pursuant to Section 15(d) of the U.S. Securities Exchange Act.

(2) The Corporation covenants that in the event that (i) any class of its securities shall become registered pursuant to Section 12 of the US Securities Exchange Act or such Corporation shall incur a reporting obligation pursuant to Section 15(d) of the US Securities Exchange Act, or (ii) any such registration or reporting obligation shall be terminated by such Corporation in accordance with the US Securities Exchange Act, such Corporation shall promptly deliver to the Trustee an Officers' Certificate notifying the Trustee of such registration or termination and such other information as the Trustee may require at the time. The Corporation acknowledges that the Trustee is relying upon the foregoing representation and covenants in order to meet certain U.S. Securities and Exchange Commission ("**SEC**") obligations with respect to those clients who are filing with the SEC.

7.12 Maintenance

The Obligors shall maintain the Collateral and all equipment and systems related to the Collateral in good repair, working order and condition in all material respects (reasonable wear and tear excepted) in compliance with Applicable Law.

7.13 Title

Each of the Obligors shall warrant and defend its right, title and interest in and to the Collateral and every part thereof against the claims of all Persons whomsoever, subject only to Permitted Liens, and do, observe and perform all of its obligations herein in all material respects.

7.14 Registrations

Each Obligor agrees that the Collateral Agent may record, file or register, at such Obligor's expense, applications for registration or financing statements (and continuation or financing change statements when applicable), and make any other registrations or filings, including where required, the registration of the Security Documents or, in respect of an application, filing or registration which can only be effected by the Collateral Agent, to provide all reasonable information and assistance required by the Collateral Agent in order to make any such applications or registrations, and to indemnify the Collateral Agent in connection with such applications or registrations (collectively, "**Registrations**") with respect to the Collateral now existing and hereafter acquired, created or arising and the creation of Liens therein under and as contemplated by the Security Documents, meeting the requirements of Applicable Law, in such manner and in such jurisdictions as are necessary or desirable to effect, protect, perfect and maintain the protection and perfection of, such Liens on a first priority basis (subject only to Permitted Liens) If any Obligor (i) makes any change in its name, identity or corporate structure, (ii) changes the location of its assets, its domicile, chief place of business or chief executive office, or (iii) takes any other action, which in any such case would, under the Applicable Law, require the amendment of any Registration recorded or the filing of an additional Registration, registered and filed in accordance with the provisions hereof, such Obligor shall within 10 days after a change referred to in clause (i) or prior to the taking of any action referred to in clause (ii) or (iii), promptly notify the Collateral Agent of such event.

7.15 Insurance

The Corporation shall maintain, and shall cause each Guarantor to maintain, property and liability insurance to insure their respective businesses and operations against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses. [On the Issue Date, the Corporation shall deliver to the Trustee a copy of a certificate of

insurance from an insurance broker in respect of the Corporation and each Guarantor, dated as of or near the date of the closing, identifying insurers, types of insurance, insurance limits, policy terms, names of insureds, additional insureds or loss payees (including the designation of the Trustee as loss payee and additional insured with respect to all property and liability insurance).]

7.16 Negative Covenants

So long as any Obligations remain outstanding or, commencing on the date of this Indenture, this Indenture, each Obligor covenants and agrees that it will not do or permit any of the following:

(a) at any time permit, create, grant, assume or suffer to exist any Lien or any debt secured by a Lien upon any Collateral other than the Permitted Liens;

(b) directly or indirectly, incur, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to any Indebtedness, other than:

(i) the Debentures, if and when issued;

(ii) *Pari Passu* Debt;

(iii) Indebtedness that is expressly subordinate and postponed in right of payment to the Obligations;

(iv) Indebtedness of the Corporation that is not secured by a Lien upon any Collateral;

(v) trade payables incurred by the Obligors in the ordinary course of business;

(vi) Indebtedness among the Obligors;

(vii) hedging obligations entered into in the ordinary course of business and not for speculative purpose;

(viii) the Obligors' Capital Lease Obligations and Indebtedness for the deferred purchase price of property or services or other purchase money Indebtedness including those arising under any conditional sale or title retention agreements and obligations under capital or synthetic leases and sale and leaseback transactions, provided that such Indebtedness does not exceed $2,000,000; or

(ix) guarantee of any of the foregoing; or

(c) enter into or be a party to any transaction with any Affiliates thereof (that is not a Obligor) except in the ordinary course of and pursuant to the reasonable requirements of such Obligor's business and upon fair and reasonable terms that are no less favourable to such Obligor than would be obtained in a comparable arm's length transaction with a Person not an Affiliate of such Obligor.

7.17 Further Instruments and Acts

Upon request of the Trustee, each of the Obligors will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of this Indenture, including all such acts as may be required to maintain the effectiveness and perfection

of the Security Interest and its first position priority (subject only to Senior Indebtedness, the Obligors' Capital Lease Obligations and other Permitted Liens).

7.18 Performance of Covenant by Trustee

If any Obligor fails to perform any of its covenants contained in this Indenture, the Trustee may itself perform any of such covenants capable of being performed by it, but will be under no obligation to do so. All sums expended or advanced by the Trustee for such purpose will be repayable as provided in Section 7.2 of this Indenture. No such performance or advance by the Trustee shall relieve any Obligor of any default hereunder or its continuing obligations hereunder.

8. DEFAULT

8.1 Events of Default

Each of the following events constitutes, and is herein sometimes referred to as, an "**Event of Default**":

(a) a default in payment of principal (and premium, if any) on any Debentures when due, whether at maturity or otherwise (whether such payment is due in cash, Common Shares or other securities or property or a combination thereof);

(b) a default in payment of interest (or any other amount owing hereunder other than as prescribed by Section 8.1(a)) on any Debentures when due and payable and the continuance of such default for 5 days;

(c) a default by any Obligor in performing or observing any of the covenants, conditions, agreements or obligations of such Obligor, as the case may be, as described herein or the Security Documents, and: (i) in respect of this Indenture, the continuance of such default for 15 days after the earlier of (A) the date on which written notice of such default has been given to the Corporation by the Trustee or by the holders of not less than 25% in aggregate principal amount of Outstanding Debenture specifying such default and requiring the Corporation to rectify same; and (B) the date on which an officer of the Corporation became aware of such default; or (ii) in respect of the Security documents, the continuance of such default for a period of time that exceeds the cure period provided for in such Security Document;;

(d) if a decree or order of a court having jurisdiction is entered adjudging the Corporation or any Material Subsidiary a bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, dissolution, provisional liquidation, administration, moratorium, assignment, adjustment or composition of it or its debts under any insolvency legislation, including but not limited to the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of, the property of the Corporation or any Material Subsidiary, or appointing a receiver of, or of any substantial part of, the property of the Corporation or any Material Subsidiary or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 30 days;

(e) if the Corporation or any Material Subsidiary institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings

against it under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of, or of any substantial part of, the property of the Corporation or any Material Subsidiary or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(f) if a resolution is passed for the winding-up or liquidation of the Corporation or any Material Subsidiary except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 10.1 are duly observed and performed;

(g) if, after the date of this Indenture, any proceedings with respect to the Corporation or any Material Subsidiary are taken with respect to a compromise or arrangement, with respect to creditors of the Corporation or any Material Subsidiary generally, under the applicable legislation of any jurisdiction; or

(h) if, any one or more of the Security Documents, ceases to constitute a valid and perfected charge or secured interest, subject to Permitted Liens, upon all of the property it purports to charge or encumber in favour of the Trustee for and on behalf of the holders of the Debenture,

then, notwithstanding anything to the contrary in this Indenture or any Debenture, interest shall accrue on the Obligations from and after the occurrence of an Event of Default at 10% per annum, and in each and every such case which has happened and is continuing (other than an Event of Default specified in clause (e) or (f) above), the Trustee may, in its discretion, and shall, upon the written request of the holders of not less than 25% in aggregate principal amount of the Outstanding Debenture at such time, declare the principal of (and premium, if any) together with accrued interest on all such Debenture to be due and payable immediately, by a Notice in writing to the Corporation (and to the Trustee if given by the holders), and upon any such declaration such principal amount and premium, if any, together with accrued interest thereon, shall become immediately due and payable. If the Trustee fails to notify in writing the Corporation pursuant to the terms hereof, the Debentureholders having provided the written request to the Trustee may do so. If an Event of Default specified in clause (e) or (f) occurs, then the principal of (and premium, if any) together with accrued interest on all Outstanding Debenture shall immediately become due and payable without delivery of any Notice or other act on the part of either the Trustee of any Debentureholder.

8.2 <u>Notice of Events of Default</u>

(1) If an Event of Default shall occur and be continuing the Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default to the Debentureholders in the manner provided in Section 13.2, provided that notwithstanding the foregoing, unless the Trustee shall have been requested to do so by the holders of at least 25% of the aggregate principal amount of Debenture then outstanding, the Trustee shall not be required to give such notice if the Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Debentureholders and shall have so advised the Corporation in writing.

(2) When notice of the occurrence of an Event of Default has been given and the Event of Default is thereafter cured, notice that the Event of Default is no longer continuing shall be given by the Trustee to the Debentureholders within 15 days after the Trustee has been given written notice by the Corporation that the Event of Default has been cured.

8.3 Waiver of Default

(1) Upon the happening of any Event of Default hereunder:

(a) the holders of the Debentures shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by requisition in writing by the holders of more than 50% of the aggregate principal amount of Debenture then outstanding, to instruct the Trustee to waive any Event of Default and to cancel any declaration made by the Trustee pursuant to Section 8.1 and the Trustee shall thereupon waive the Event of Default and cancel such declaration, or either, upon such terms and conditions as shall be prescribed in such requisition; and

(b) the Trustee, so long as it has not become bound to declare the principal and interest on the Debenture then outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Trustee's opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Trustee in the exercise of its discretion, upon such terms and conditions as the Trustee may deem advisable.

(2) No such act or omission either of the Trustee or of the Debentureholders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

8.4 Other Remedies

(1) If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of (and premium, if any) or interest on Debenture or to enforce the performance of any terms of the Debentures or this Indenture, and may instruct the Collateral Agent to take any action permitted by this Indenture in connection therewith.

(2) The Trustee (or the Collateral Agent) may maintain a proceeding even if it does not possess any Debentures or does not produce any of them in the proceeding. A delay or omission by the Trustee, Collateral Agent or any holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default.

8.5 Application of Money Collected

Any money collected by the Trustee pursuant to this Article 8 in respect of Debenture shall (subject to any claims having priority under Applicable Law, and the Senior Indebtedness and the Obligors' Capital Lease Obligations) be applied in the following order, at the dates fixed by the Trustee and, in case of the distribution of such money on account of principal of (and premium, if any) or interest, upon presentation of Debentures and the notation thereon of the payment (if only partially paid) and upon surrender thereof (if fully paid):

(a) first, to the payment of all amounts due to the Trustee of its compensation, costs, charges, expenses, borrowing, advances or other moneys furnished or provided under this Indenture with respect to such Debentures, if and when issued;

(b) second, to the payment of accrued interest on such Debentures;

(c) third, to the payment of the principal of (and premium, if any) on such Debentures;

(d) fourth, to the payment of any other amounts with respect to such Debentures; and

(e) fifth, to whomever may be lawfully entitled to receive the balance of such money.

8.6 Control by DebentureHolders

(1) The Debentureholders of more than fifty percent (50%) in aggregate principal amount of the Debentures Outstanding may:

(a) direct the time, method and place in the Province of Ontario of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it with respect to the Debenture; and

(b) take any other action authorized to be taken by or on behalf of the Debentureholders of any specified aggregate principal amount of Debenture under any provisions of this Indenture or under Applicable Law.

(2) The Trustee may refuse, however, to follow any direction that Counsel to the Trustee advises conflicts with Applicable Law or this Indenture.

8.7 Limitation on Suits

(1) No holder of any Debenture will have any right to pursue any remedy (including any action, suit or proceeding, at law or in equity, authorized or permitted by this Indenture or pursuant to Applicable Law) with respect to this Indenture, the Debentures unless: (i) the holder gives to the Trustee notice of a continuing Event of Default; (ii) the Debentureholders by Extraordinary Resolution or by written instrument signed by Debentureholders of at least 25% in aggregate principal amount of the then outstanding Debentures make a request to the Trustee to pursue the remedy; (iii) the Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; (iv) such Debentureholder or Debentureholders offer or provide to the Trustee sufficient funding and indemnity in form satisfactory to the Trustee against any loss, liability or expense; (v) the Trustee does not comply with the request within a reasonable time after receipt of such request and indemnity; and (v) during such reasonable period the Debentureholders of a (51%) majority in aggregate principal amount of outstanding Debentures do not give the Trustee a direction inconsistent with the request.

(2) Debentureholders may not use this Indenture to prejudice the rights of another Debentureholder or to obtain a preference or priority over another Debentureholder.

8.8 Collection Suit by Trustee

If an Event of Default occurs and is continuing, the Trustee may recover judgment in its own name and as trustee against the Corporation for the whole amount of principal (and premium, if any) and interest remaining unpaid on the Debenture and any other amounts owing under the terms of this Indenture.

8.9 Trustee May File Proofs of Claim

The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and the Debentureholders lodged or allowed in any judicial proceedings relative to the Corporation, its creditors or its property.

8.10 Undertaking for Costs

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defences made by the party litigant. This Section 8.10 does not apply to a suit by the Trustee, a suit by a Debentureholder pursuant to Section 8.7, or a suit by any Debentureholder or group of Debentureholders of more than 50% in aggregate principal amount of the Outstanding Debenture.

8.11 Delay or Omission Not Waiver

No delay or omission of the Trustee or of any holder of any Debenture to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Debentureholders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Debentureholders, as the case may be.

8.12 Remedies Cumulative

No remedy herein conferred upon or reserved to the Trustee or upon or to the Debentureholders is intended to be exclusive of any other remedy, but each remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or statute.

8.13 Judgment Against the Corporation

The Corporation covenants and agrees with the Trustee that, in case of any proceeding to obtain judgment for payment of the principal of, premium, if any, or interest, if any, on the Debentures, judgment may be rendered against it in favour of the holders or in favour of the Trustee, as holder of a power of attorney for the holders, for the amount which may remain due in respect of the Debentures and the interest and premium, if any, thereon.

8.14 Rights of Holders to Receive Payment

Notwithstanding any other provision of this Indenture, the right of any holder of a Debenture to receive payment of the principal, of premium, if any, and interest, if any, in respect of the Debenture held by such holder, on or after the respective due dates expressed in the Debentures and this Indenture (whether

upon repurchase or otherwise), and to bring suit for the enforcement of any such payment on or after such respective due dates is, subject to compliance with the provisions of Section 8.7, absolute and unconditional and shall not be impaired or affected without the consent of the Debentureholder.

9. SATISFACTION AND DISCHARGE

9.1 Cancellation

All Debenture shall forthwith after payment thereof be delivered to the Trustee and cancelled by it. All Debenture cancelled or required to be cancelled under this or any other provision of this Indenture shall be cancelled by the Trustee and, if required by the Corporation, the Trustee shall furnish to it a cancellation certificate setting out the designating numbers of the Debenture so cancelled.

9.2 Non-Presentation of Debentures

In case the holder of any Debenture shall fail to present the same for payment on the date on which the principal, premium (if any) or the interest thereon or represented thereby becomes payable either at maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor, if any, as the Trustee may require:

(a) the Corporation shall be entitled to pay or deliver to the Trustee and direct it to set aside; or

(b) in respect of monies in the hands of the Trustee which may or should be applied to the payment of the Debentures, the Corporation shall be entitled to direct the Trustee to set aside;

the monies in trust to be paid to the holder of such Debenture upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and thereupon the principal, premium (if any) or the interest payable on, or represented by each Debenture in respect whereof such monies have been set aside shall be deemed to have been paid and the holder thereof shall thereafter have no right in respect thereof except that of receiving delivery and payment of the monies so set aside by the Trustee upon due presentation and surrender thereof, subject always to the provisions of Section 9.3.

9.3 Repayment of Unclaimed Monies

Subject to Applicable Law, any monies set aside under Section 9.2 and not claimed by and paid to holders of Debentures as provided in Section 9.2 within six years after the setting aside of those amounts shall upon written direction of the Company be repaid and delivered to the Corporation by the Trustee and thereupon the Trustee shall be released from all further liability with respect to such monies and thereafter the holders of the Debentures in respect of which such monies were so repaid to the Corporation shall have no rights in respect thereof except to obtain payment and delivery of the monies from the Corporation subject to any limitation provided by the laws of the Province of Ontario. Notwithstanding the foregoing, the Trustee will pay any remaining funds prior to the expiry of six years after the setting aside described in Section 9.2 to the Corporation upon receipt from the Corporation, of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds.

9.4 Discharge

The Trustee shall at the written request of the Corporation release and discharge this Indenture and all security granted hereunder or under any other instrument of document given in connection herewith and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Corporation from its covenants herein contained (other than the provisions relating to the indemnification of the Trustee), upon proof being given to the satisfaction of the Trustee that the Obligations have been satisfied.

9.5 Satisfaction

(1) The Corporation shall be deemed to have fully paid, satisfied and discharged all of the outstanding Debentures and the Trustee, at the expense of the Corporation, shall execute and deliver proper instruments acknowledging the full payment, satisfaction and discharge of such Debentures, when, with respect to all of the outstanding Debentures:

(a) the Corporation has deposited or caused to be deposited with the Trustee as trust funds or property in trust for the purpose of making payment on such Debentures, an amount in money sufficient to pay, satisfy and discharge the entire amount of principal, premium, if any, and interest, if any, to maturity, or any repayment date, or upon conversion or otherwise as the case may be, of such Debentures;

(b) the Corporation has deposited or caused to be deposited with the Trustee as trust property in trust for the purpose of making payment on such Debentures:

(i) if the Debentures are issued in Canadian dollars, such amount in Canadian dollars of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada; or

(ii) if the Debentures are issued in a currency or currency unit other than Canadian dollars, cash in the currency or currency unit in which the Debenture are payable and/or such amount in such currency or currency unit of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or the government that issued the currency or currency unit in which the Debentures are payable;

as will be sufficient to pay and discharge the entire amount of principal of, and accrued and unpaid interest to maturity or any repayment date, as the case may be, of all such Debentures; or

(c) all Debentures authenticated and delivered (other than (A) Debentures which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 2.7; and (B) Debentures for whose payment has been deposited in trust and thereafter repaid to the Corporation as provided in Section 9.3) have been delivered to the Trustee for cancellation;

so long as in any such event:

(d) the Corporation has paid, caused to be paid or made provisions to the satisfaction of the Trustee for the payment of all other sums payable or which may be payable with respect to

all of such Debentures (together with all applicable expenses of the Trustee in connection with the payment of such Debentures); and

(e) the Corporation has delivered to the Trustee an Officer's Certificate stating that all conditions precedent herein provided relating to the payment, satisfaction and discharge of all such Debentures have been complied with.

Any deposits with the Trustee referred to in this Section 9.5 shall be irrevocable, subject to Section 9.6, and shall be made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Trustee and which provides for the due and punctual payment of the principal of and interest and premium, if any, on the Debentures being satisfied.

(2) Upon the satisfaction of the conditions set forth in this Section 9.5 with respect to all the outstanding Debentures, the terms and conditions of the Debentures, including the terms and conditions with respect thereto set forth in this Indenture (other than those contained in Article 2, Article 3 and Article 5 and the provisions of Article 1 pertaining to Article 2, Article 3 and Article 5) shall no longer be binding upon or applicable to the Corporation.

(3) Any funds or obligations deposited with the Trustee pursuant to this Section 9.5 shall be denominated in the currency or denomination of the Debentures in respect of which such deposit is made.

(4) If the Trustee is unable to apply any money or securities in accordance with this Section 9.5 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Corporation's obligations under this Indenture and the affected Debentures shall be revived and reinstated as though no money or securities had been deposited pursuant to this Section 9.5 until such time as the Trustee is permitted to apply all such money or securities in accordance with this Section 9.5, provided that if the Corporation has made any payment in respect of principal of, or interest on Debentures or, as applicable, other amounts because of the reinstatement of its obligations, the Corporation shall be subrogated to the rights of the holders of such Debentures to receive such payment from the money or securities held by the Trustee.

9.6 Continuance of Rights, Duties and Obligations

(1) Where trust funds or trust property have been deposited pursuant to Section 9.5, the holders of Debentures and the Corporation shall continue to have and be subject to their respective rights, duties and obligations under Article 2, Article 3 and Article 5.

(2) In the event that, after the deposit of trust funds or trust property pursuant to Section 9.5 in respect of the Debentures (the "**Defeased Debentures**"), any holder of any of the Defeased Debentures from time to time converts its Debentures to Common Shares or other securities of the Corporation in accordance with Section 2.3(6), Article 6 or any other provision of this Indenture, the Trustee shall upon receipt of a Written Direction of the Corporation return to the Corporation from time to time the proportionate amount of the trust funds or other trust property deposited with the Trustee pursuant to Section 9.5 in respect of the Defeased Debentures which is applicable to the Defeased Debentures so converted (which amount shall be based on the applicable principal

amount of the Defeased Debentures being converted in relation to the aggregate outstanding principal amount of all the Defeased Debentures).

10. AMALGAMATION, CONSOLIDATION, CONVEYANCE, TRANSFER OR LEASE

10.1 Amalgamation and Consolidations of Corporation and Conveyances Permitted Subject to Certain Conditions

Neither the Corporation nor any of the Guarantors will consolidate with, amalgamate or merge into any other Person or enter into any reorganization or arrangement or effect any conveyance, sale, transfer or lease of all or substantially all of its assets (any such transaction, a "**Subject Transaction**"), other than with or into one or more of the Corporation's Wholly-Owned Subsidiaries and other than such transactions as are permitted under this Indenture, unless in any such case:

(a) either the Corporation or Obligor shall be the continuing Person, or if not, in the case of a successor Person (or the Person that leases or that acquires by conveyance, sale or transfer all or substantially all of the assets of the Corporation or an Obligor) (such Person being referred to as the "**Successor Entity**"), such Successor Entity shall (in the case where it is a successor Person to the Corporation) (i) be organized and existing under the laws of Canada, the United States or of any province or state thereof, and (ii) expressly assume the due and punctual payment of the principal of, the premium, if any, and interest on all outstanding Debentures, according to their tenor. Such Successor Entity shall in all instances expressly assume the due and punctual performance and observance of all the covenants and conditions of this Indenture to be performed by the Corporation or Obligor to which it succeeds by supplemental indenture satisfactory to the Trustee, executed and delivered to the Trustee by the Successor Entity and, in addition, in the case of a Successor Entity to any Guarantor but Guarantee satisfactory to the Trustee executed and delivered to the Trustee;

(b) in the case where the Successor Entity is a successor Person to the Corporation, the Debentures will be valid and binding obligations or the Successor Entity entitling the holders thereof, as against the Successor Entity, to all the rights of Debentureholders under this Indenture;

(c) such transaction, in the opinion of Counsel, shall be on such terms as to substantially preserve and not impair any of the rights and powers of the Trustee or of the Debentureholders hereunder;

(d) there shall not immediately after the date of this Indenture of the Subject Transaction be a Default or Event of Default; and

(e) if the Corporation, an Obligor or a Guarantor will not be the continuing Person, the Corporation shall have, at or prior to the date of this Indenture of the Subject Transaction delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that the Subject Transaction complies with this Section 10.1 and, if a supplemental indenture is required in connection with the Subject Transaction, such supplemental indenture complies with this Article, and that all conditions precedent herein provided for and relating to the Subject Transaction have been complied with.

Upon the assumption of the Corporation's or any Guarantor's obligations by the Successor Entity, in such circumstances, the Corporation or the Guarantor, as applicable, shall be discharged from all obligations under the Debentures and this Indenture.

10.2 Rights and Duties of Successor Entity

(a) In case of any Subject Transaction and upon any such assumption by the Successor Entity, such Successor Entity shall agree to be bound by the terms of this Indenture as principal obligor in place of the Corporation and, in the case of the Guarantors, their respective guarantees, as if it had been named herein as the Corporation or as a Guarantor. Such Successor Entity to the Corporation thereupon may cause to be signed, and may issue either in its own name or in the name of the Corporation, any or all Debenture which theretofore shall not have been signed by the Corporation and delivered to the Trustee. All Debentures so issued shall in all respects have the same legal rank and benefit under this Indenture as Debentures theretofore or thereafter issued in accordance with the terms of this Indenture as though all of such Debentures have been issued at the date of the execution hereof.

(b) In the case of any Subject Transaction, such changes in phraseology and form (but not in substance) may be made in Debentures thereafter to be issued as may be appropriate.

10.3 Officer's Certificate and Opinion of Counsel

(1) Upon any request or application by the Corporation to the Trustee to take any action under this Indenture, the Corporation shall furnish to the Trustee at the request of the Trustee:

(a) an Officer's Certificate stating that, in the opinion of the signers, all conditions precedent (including any covenants, compliance with which constitutes a condition precedent), if any, provided for in this Indenture relating to the proposed action have been complied with; and

(b) an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent (including any covenants, compliance with which constitutes a condition precedent) have been complied with.

(2) Each Officer's Certificate and Opinion of Counsel with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(a) a statement that the Person making such certificate or opinion has read such covenant or condition;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with;

provided, however, that with respect to matters of fact an Opinion of Counsel may rely on an Officer's Certificate or certificates of public officials.

10.4 Additional Obligors

The Corporation shall ensure that any Person that becomes a subsidiary of an Obligor shall within 10 days of becoming such a subsidiary become a Guarantor hereunder by delivering to the Trustee a duly completed and executed accession agreement to this Indenture along with any requisite supporting documents, in each case in form and substance satisfactory to the Trustee, acting reasonably.

11. COLLATERAL AGENT MATTERS

11.1 Appointment and Duties

(1) TSX Trust Company is hereby appointed collateral agent for and on behalf of the Debentureholders and shall act as collateral agent for and on behalf of the Debentureholders and shall be authorized to appoint co-Collateral Agents as necessary in its sole discretion.

(2) The Collateral Agent is authorized and directed to (i) enter into the Security Documents for and on behalf of the Debentureholders, (ii) bind the Debentureholders on the terms more particularly described in the Security Documents, and (iii) perform and observe its obligations under the Security Documents.

11.2 Limitation of Liability

(1) Except as otherwise explicitly provided herein or in the Security Documents that the Collateral Agent is a party thereto, neither the Collateral Agent nor any of its respective officers, directors, employees or agents shall be liable for failure to demand, collect or realize upon any of the Collateral or for any delay in doing so or shall be under any obligation to sell or otherwise dispose of any Collateral upon the request of any other Person or to take any other action whatsoever with regard to the Collateral or any part thereof.

(2) The Collateral Agent shall be accountable only for amounts that it actually receives as a result of the exercise of such powers, and neither the Collateral Agent nor any of its officers, directors, employees or agents shall be responsible for any act or failure to act hereunder, except for its own wilful misconduct, gross negligence or bad faith.

11.3 Experts, Advisers and Agents

Subject to Section 11.5, the Collateral Agent may:

(a) employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuator, engineer, surveyor, appraiser or other expert, whether obtained by the Collateral Agent, the Trustee or by the Corporation, or otherwise, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such legal counsel, agents and other assistants as it may reasonably require for the proper determination and discharge of its duties hereunder, and may pay reasonable

remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) and shall not be responsible for the negligent actions of misconduct of such parties, in the discharge of its duties hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the obligations hereof and any solicitors employed or consulted by the Collateral Agent may, but need not be, solicitors for the Corporation.

11.4 Capacity of Collateral Agent

The Collateral Agent has entered into this Indenture and any document delivered in connection herewith that it is a signatory to in its capacity as collateral agent of the Debentureholders (and in such capacity is herein only referred to as the "**Collateral Agent**"). Whenever any reference is made in this Indenture or in any document delivered in connection herewith, to an act to be performed by the Collateral Agent such reference shall be construed and applied for all purposes as if it referred to an act to be performed by the Collateral Agent for and on behalf of the Debentureholders and not in its personal capacity. Any and all of the representations, undertakings, covenants, indemnities, agreements and other obligations (in this section, collectively "obligations") made on the part of the Collateral Agent herein or therein are made and intended not as personal obligations of or by TSX Trust Company or for the purpose or with the intention of binding TSX Trust Company in its personal capacity, but are made and intended for the purpose of binding only the Collateral Agent in its capacity as agent for the Debentureholders and the Collateral. No property or assets of TSX Trust Company, whether owned beneficially by it in its personal capacity or otherwise, will be subject to levy, execution or other enforcement procedures with regard to any of the Collateral Agent's obligations hereunder or thereunder. No recourse may be had or taken, directly or indirectly, against TSX Trust Company in its personal capacity, or any incorporator, shareholder, officer, director, employee or agent of TSX Trust Company or of any predecessor or successor of TSX Trust Company, with regard to the Collateral Agent's obligations hereunder.

11.5 Reliance by Collateral Agent

Except for the gross negligence, wilful misconduct or fraud of the Collateral Agent, the Collateral Agent shall be entitled to act and rely on, and shall be fully protected in acting and relying, upon (i) any writing, resolution, instruction, notice, consent, certificate, affidavit, letter, email, telecopy, telex or facsimile message, statement, order or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons; or (ii) any advice and/or statements of legal counsel (including, without limitation, Counsel to the Corporation), independent accountants, appraisers or other experts selected by the Collateral Agent; and the Collateral Agent shall not be liable to any other Person for any action taken or omitted under, in connection with, or pursuant to this Indenture or the Security Documents in accordance with any such writing, resolution, instruction, notice, consent, certificate, letter, email, telecopy or facsimile message, statement, order or other document or conversation or any advice or statement of legal counsel, independent accountants or other experts. The Collateral Agent shall be fully justified in failing or refusing to take action under this Indenture or the Security Documents, and shall suffer no liability for so doing, unless it shall first receive such advice or concurrence of the Trustee, subject to Section 14.13 and Section 14.18, as is contemplated herein and it shall first be furnished with sufficient funds for such purpose and is indemnified to its reasonable satisfaction by the Corporation and Trustee against any and all liability and expense which may be incurred by it by reason of taking, continuing to take or refraining from taking any such action. The Collateral Agent,

in all cases, shall be fully protected in acting, or in refraining from acting, under this Indenture and the Security Documents in accordance with the provisions herein. The Collateral Agent shall be at liberty to accept as sufficient evidence a certificate signed or purported to be signed on behalf of the Trustee to the effect that any particular dealing, transaction, step or thing is, in the opinion of the Trustee (who may rely on the advice of Counsel), suitable or expedient or as to any other fact or matter upon which the Collateral Agent may require to be satisfied and the Collateral Agent shall be in no way bound to call for further evidence or to be responsible for any loss that may be occasioned by acting on any such certificate.

11.6 Compensation and Indemnity

(1) The Corporation shall pay to the Collateral Agent from time to time compensation for its services hereunder as agreed separately by the Corporation and the Collateral Agent, and shall pay or reimburse the Collateral Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Collateral Agent in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any Default hereunder and thereafter until all duties of the Collateral Agent under this Indenture shall be finally and fully performed.

(2) The Corporation hereby indemnifies and saves harmless the Collateral Agent and its directors, officers, employees, agents and shareholders from and against any and all loss, damages, charges, expenses, claims, demands, actions or liability whatsoever which may be brought against the Collateral Agent or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations hereunder save only in the event of the gross negligence, wilful misconduct or fraud of the Collateral Agent. This indemnity will survive the termination or discharge of this Indenture and the resignation or removal of the Collateral Agent. The Collateral Agent shall notify the Corporation promptly of any claim for which it may seek indemnity. The Corporation shall defend the claim and the Collateral Agent shall cooperate in the defence. The Collateral Agent may have separate Counsel and the Corporation shall pay the reasonable fees and expenses of such Counsel.

This indemnity shall survive the resignation or removal of the Collateral Agent or the discharge of this Indenture.

(3) The Corporation need not reimburse any expense or indemnify against any loss or liability incurred by the Collateral Agent through gross negligence, wilful misconduct or fraud on the part of the Collateral Agent.

11.7 Provision of Information

Subject to Section 14.3, the Trustee shall provide the Collateral Agent with all necessary directions and information as the Collateral Agent may reasonably require for the purposes of carrying out its duties and obligations under this Indenture and the Security Documents to which the Collateral Agent is a Party.

11.8 Anti-Money Laundering

The Collateral Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Collateral Agent (who may act on the advice

of Counsel), in its sole judgment, acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Collateral Agent (who may act on the advice of Counsel), in its sole judgment, acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days' prior written notice sent to all parties hereto; provided that (i) the written notice shall describe the circumstances of such non-compliance; and (ii) if such circumstances are rectified to the Collateral Agent's satisfaction within such 10 day period, then such resignation shall not be effective.

11.9 Privacy

(1) The parties hereto acknowledge that the Collateral Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a) to provide the services required under this Indenture and other services that may be requested from time to time;

(b) to help the Collateral Agent manage its servicing relationships with such individuals;

(c) to meet the Collateral Agent's legal and regulatory requirements; and

(d) if social insurance numbers are collected by the Collateral Agent, to perform tax reporting and to assist in verification of an individual's identity for security purposes.

(2) Each party acknowledges and agrees that the Collateral Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of providing services under this Indenture for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Collateral Agent shall make available on its website or upon request, including revisions thereto. Further, each party agrees that it shall not provide or cause to be provided to the Collateral Agent any personal information relating to an individual who is not a party to this Indenture unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

11.10 Duties and Obligations of Collateral Agent

The only duties and obligations which the Collateral Agent shall have are those set forth in this Indenture and the Security Documents to which the Collateral Agent is a party. The Collateral Agent shall not be required to take any action or exercise any rights, remedies, powers or discretions under or in connection with this Indenture or the Security Documents beyond those which the Trustee shall specifically instruct the Collateral Agent in writing to take or exercise and then only to the extent stated by the Trustee in the specific instructions in writing and subject to the Collateral Agent's right to sufficient prior funding and indemnification, pursuant to Section 11.5 and Section 11.12. Notwithstanding the foregoing, the Collateral Agent may refrain from doing anything which would or might in its opinion be contrary to this Indenture or the Security Documents, any law or regulation of any jurisdiction or any order or directive of any court, governmental agency or other regulatory body or which would or might otherwise render it

liable to any Person and may do anything which is, in its opinion, necessary to comply with any such law, regulation, order or directive.

11.11 Requesting Instructions

The Collateral Agent may at any time request directions from the Trustee as to any course of action or other matter relating to the performance of its duties under this Indenture or the Security Documents to which the Collateral Agent is a party and the Trustee shall promptly comply with such request.

11.12 Administrative Actions

(1) The Collateral Agent shall have the right (but not the obligation) to take such actions, or omit to take such actions, hereunder and under the Security Documents to which the Collateral Agent is a party, not inconsistent with the instructions of the Trustee or the terms of the Security Documents, to which the Collateral Agent is a party, or this Indenture, necessary to comply with any law, regulation, order or directive, including without limitation actions necessary or appropriate to perfect or continue the perfection of the Liens on the Collateral for the benefit of the Trustee or to protect or insure the Collateral. The Collateral Agent shall have no duty as to the collection or protection of the Collateral or any income thereon, nor as to the preservation of rights against prior parties, nor as to the preservation of rights pertaining to the Collateral beyond the safe custody of any Collateral in the Collateral Agent's possession.

(2) Nothing herein shall be deemed to hold the Collateral Agent responsible for failure by the Corporation or the Obligors to maintain insurance coverage or for any loss arising out of any want, defect or insufficiency in any insurance policy, or because of failure of any insurer to pay the full amount of any loss or damage insured against or from failure of the Corporation or of any of the Collateral Agent's agents or other party acting on its behalf to continue the perfection of the liens of the Collateral for the benefit of the Trustee or any other parties. The Collateral Agent shall be entitled to request and rely absolutely upon an Officers' Certificate from the Corporation stating that the Corporation or the Obligors are in compliance with their covenant to maintain adequate insurance coverage. No duty with respect to effecting or maintaining insurance coverage shall rest with the Collateral Agent.

(3) The Collateral Agent shall not be required to take notice of any Default or to take any action with respect to such Default involving any expense or liability, unless notice in writing of such Default is formally given to the Collateral Agent and unless it is indemnified and funded, in a manner satisfactory to it, against such expense or liability.

11.13 Exercise of Remedies

The Collateral Agent shall only be authorized to take such actions under the Security Documents, to which the Collateral Agent is a party, and to enforce or prepare to enforce the remedies available under such Security Documents as are directed in a written notice by the Trustee. In furtherance of the foregoing, the Collateral Agent agrees to make such demands and give such notices under the Security Documents, to which the Collateral Agent is a party, as may be requested by, and to take such action to enforce such Security Documents and to foreclose upon, collect and dispose of the Collateral or any portion thereof as may be directed by the Trustee; provided, however, that the Collateral Agent shall not be required to take any action that is in its opinion contrary to the terms of this Indenture (in this case, as notified in writing

by the Corporation) or the Security Documents or the law or regulation of any jurisdiction or any order or directive of any court, governmental agency or other regulatory body, and the Collateral Agent shall not be required to take any action unless it is furnished with sufficient funds for such purpose and is further indemnified by the Corporation, as applicable, in accordance with the provisions of Section 11.5, Section 11.6, Section 11.12 or Section 11.14 hereof, as applicable.

11.14 Application of Proceeds

Upon any realization upon the Collateral by the Collateral Agent, the proceeds thereof shall be directed by the Trustee to be applied pursuant to the terms set forth in this Indenture and the Security Documents, as applicable, subject to the rights of the Collateral Agent under Section 11.16.

11.15 Replacement of Collateral Agent

In addition to its rights under Section 11.8, the Collateral Agent may resign as Collateral Agent upon not less than 30 days' written notice to the Corporation (with a copy to the Trustee), such resignation to take effect upon the acceptance by a successor Collateral Agent of its appointment as the Collateral Agent hereunder. In addition, the Trustee may remove the Collateral Agent, with or without cause, each by giving written notice thereof to the Collateral Agent (with a copy to the Corporation). Upon any such resignation or removal, the Trustee shall have the right to appoint a successor Collateral Agent which meets the eligibility requirements of Section 11.17, provided that if no Default or Event of Default has occurred and is continuing, such appointment shall not be effective without the prior written consent of the Corporation, such consent not to be unreasonably withheld, conditional or delayed. If no successor Collateral Agent shall have been so appointed and shall have accepted such appointment in writing within 30 days after the retiring Collateral Agent's giving of notice of resignation or its removal, then the retiring Collateral Agent may, on behalf of the Trustee, apply to a court of competent jurisdiction for the appointment of a successor Collateral Agent, and the Corporation agrees to pay such reasonable fees and expenses of any such appointee as shall be necessary to induce such appointee to agree to become a successor Collateral Agent hereunder. Upon acceptance of appointment as Collateral Agent, such successor shall thereupon and forthwith succeed to and become vested with all the rights, powers and privileges, immunities and duties of the retiring Collateral Agent, and the retiring Collateral Agent, upon the signing, transferring and setting over to such successor Collateral Agent all rights, moneys and other collateral held by it in its capacity as Collateral Agent, shall be discharged and released from its duties and obligations hereunder and under the Security Documents to which the Collateral Agent is a party and, except for the immediately following sentence, no longer be entitled to the benefits of a Collateral Agent hereunder and under the Security Documents. After any retiring Collateral Agent's resignation or removal as Collateral Agent, the provisions of this Article 11 shall inure to its benefit as to any actions taken or omitted to be taken by it while it acted as Collateral Agent. Notwithstanding the resignation or removal of the Collateral Agent for any reason, the Collateral Agent shall remain entitled to and be paid all fees and be reimbursed for all expenses and disbursements (to the extent such fees, expenses and disbursements were earned or incurred on or prior to such resignation or removal) and be entitled to all indemnities that such Collateral Agent would otherwise have been duly entitled to pursuant to this Indenture if not for such resignation or removal.

11.16 Succession or Successor Collateral Agent

(1) Any successor Collateral Agent appointed hereunder shall execute, acknowledge and deliver to the Corporation, the Trustee and the predecessor Collateral Agent an instrument in a form acceptable to the Corporation, the Trustee and the predecessor Collateral Agent accepting such appointment, and thereupon such successor Collateral Agent, without any further act, deed, conveyance or transfer, shall become vested with the title to the Collateral, and with all the rights, powers, duties and obligations of the predecessor Collateral Agent in the trust hereunder, with like effect as if originally named as Collateral Agent herein.

(2) Upon the request of any such successor Collateral Agent, however, the Trustee and the predecessor Collateral Agent shall, at the expense of the Corporation, promptly execute and deliver such instruments of conveyance and further assurance reflecting terms consistent with the terms of the Security Documents then in effect and do such other things as may reasonably be required for more fully and certainly vesting and confirming in such successor Collateral Agent its interest in the Collateral and all such rights, powers, duties and obligations of the predecessor Collateral Agent hereunder, and the predecessor Collateral Agent shall also promptly assign and deliver to the successor Collateral Agent any Collateral subject to the Security Interest of this Indenture and the Security Documents which may then be in its possession.

11.17 Eligibility of Collateral Agent

Any successor Collateral Agent shall:

(a) be a company authorized and registered to carry on business as a bank or trust company;

(b) have no material conflict of interest with regard to the fulfilment of its covenants and obligations hereunder or the Security Documents; and

(c) be willing and able to accept the duties hereunder upon reasonable and customary terms.

11.18 Investment

All moneys which in this Indenture are received or held by the Collateral Agent may be invested in the name of the Collateral Agent or any nominee or under the control of the Collateral Agent in any Authorized Investment or by placing the same on deposit in the name of the Collateral Agent or any nominee or under the control of the Collateral Agent at such bank or institution (including the Collateral Agent or its affiliates) as the Trustee may direct or in such currency as the Trustee may direct and the Collateral Agent may at any time vary or transfer any such Authorized Investments for or into other such other Authorized Investments or convert any moneys so deposited into any other currency as the Trustee, acting upon the written direction of the Corporation, shall from time to time direct and shall not be responsible for any loss occasioned thereby, whether by depreciation in value, fluctuation in exchange rates or otherwise except for any loss or liability arising from its own gross negligence or wilful misconduct.

12. MEETINGS OF DEBTHOLDERS

12.1 Purposes for Which Meetings May be Called

A meeting of Debentureholders may be called at any time and from time to time pursuant to this Article to make, give or take any act provided by this Indenture to be made, given or taken by Debentureholders.

12.2 Call, Notice and Place of Meetings

(1) The Trustee may at any time and from time to time and shall, on receipt of a written request of the Corporation or a requisition in writing made by the holders of at least 25% in aggregate principal amount of the outstanding Debentures and upon being indemnified and funded to its reasonable satisfaction by the Corporation or upon being funded and indemnified to its reasonable satisfaction by the Debentureholders making such requisition, as the case may be, against the costs which may be incurred in connection with the calling and holding of such meeting, call a meeting of Debentureholders for any purpose specified in Section 12.1, to be held at such time and at such place in the City of Toronto, Province of Ontario, as the Trustee shall determine. Notice of every meeting of Debentureholders, setting forth the time and place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given, in the manner provided in Section 13.2, not less than 21 or more than 60 days prior to the date fixed for the meeting.

(2) If at any time the Corporation, pursuant to a Board Resolution, or the holders of at least 25% in aggregate principal amount of the outstanding Debentures shall have requested the Trustee to call a meeting of the Debentureholders for any purpose specified in Section 12.1, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have made the mailing of the notice of such meeting within 30 days after receipt of such request, funding and indemnity or shall not thereafter proceed to cause the meeting to be held as provided herein, then the Corporation or the Debentureholders in the amount above specified, as the case may be, may determine the time and the place in the City of Toronto, Province of Ontario, for such meeting and may call such meeting for such purposes by giving notice thereof as provided in Section 12.2(1).

12.3 Proxies

A Debentureholder may be present and vote at any meeting of Debentureholders, and may sign written resolutions and other instruments in writing in lieu of a meeting as contemplated in Section 12.8, by an authorized representative. The Corporation with the approval of the Trustee may, from time to time, make and vary regulations as it shall think fit providing for and governing any or all the following matters for the purpose of enabling the Debentureholders to vote at any such meeting by proxy:

(a) the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any Person signing on behalf of a Debentureholder;

(b) the deposit of instruments appointing proxies at such place as the Trustee, the Corporation or the Debentureholder convening the meeting, as the case may be, may in the notice convening the meeting, direct and the time, if before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c) the deposit of instruments appointing proxies at such approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed, or sent by other electronic communication before the meeting to the Corporation or to the Trustee at the place where the same is to be held and

for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

12.4 Persons Entitled to Vote at Meetings

To be entitled to vote at any meeting of Debentureholders, a Person shall be: (a) a holder of one or more outstanding Debentures; or (b) a Person appointed by an instrument in writing as proxy for a holder or holders of one or more outstanding Debentures by such holder or holders. The only persons who shall be entitled to be present or to speak at any meeting of Debentureholders shall be the persons entitled to vote at such meeting and their counsel, any representatives of the Trustee and its Counsel and any representatives of the Corporation and its Counsel.

12.5 Quorum; Action

(1) Persons entitled to vote at least 25% in aggregate principal amount of outstanding Debentures shall constitute a quorum for a meeting of Debentureholders. In the absence of a quorum within 30 minutes of the time appointed for any such meeting, the meeting shall, if convened at the request of Debentureholders, be dissolved. In the absence of a quorum in any other case the meeting may be adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such meeting. In the absence of a quorum at any such adjourned meeting, the Debentureholders present or represented at such adjourned meeting shall constitute the quorum and the business for which the meeting was adjourned may be transacted. Notice of the reconvening of any adjourned meeting shall be given as provided in 12.2(1), except that such notice need be given not less than five days prior to the date on which the meeting is scheduled to be reconvened.

(2) Except as limited by Section 15.2, any resolution presented to a meeting or adjourned meeting duly reconvened at which a quorum is present as aforesaid may be adopted only by the affirmative vote of holders of a majority in aggregate principal amount of the Debentures present or represented by proxy at such meeting or adjourned meeting; provided, however, that, except as limited by Section 15.2, any resolution with respect to any Act that this Indenture expressly provides may be made, given or taken by the holders of a specified percentage, which is less than a majority, in aggregate principal amount of outstanding Debentures may be adopted at a meeting or an adjourned meeting duly reconvened and at which a quorum is present as aforesaid by the affirmative vote of the holders of such specified percentage in aggregate principal amount of outstanding Debentures.

(3) Any resolution passed or decision taken at any meeting of Debentureholders duly held in accordance with this Section 12.5 will be binding on all Debentureholders, whether or not present or represented at the meeting.

12.6 Determination of Voting Rights Chairman; Conduct and Adjournment of Meetings

(1) Notwithstanding any other provisions of this Indenture, the Trustee or the Corporation, with the approval of the Trustee, may make and from time to time may vary such reasonable regulations as it may deem advisable for any meeting of Debentureholders in regard to proof of the holding of Debentures and the appointment of proxies and in regard to the appointment and duties of scrutineers of votes, the submission and examination of proxies, certificates and other evidence of

the right to vote, and such other matters concerning the conduct of the meeting as it shall deem appropriate.

(2) The Trustee shall, by an instrument in writing, appoint a chairman and secretary of the meeting, unless the meeting shall have been called by the Corporation or by Debentureholders, in which case the Corporation or the Debentureholders calling the meeting, as the case may be, shall in like manner appoint a chairman and secretary.

(3) At any meeting of Debentureholders, each holder of a Debenture or proxy shall be entitled to one vote for each thousand Dollars ($1,000) principal amount of Debentures held or represented by such holder; provided, however, that no vote shall be cast or counted at any meeting in respect of any Debentures challenged as not Outstanding and ruled by the chairman of the meeting to be not Outstanding. The chairman of the meeting shall have no right to vote, except as a holder of a Debenture or proxy.

(4) Any meeting of Debentureholders duly called at which a quorum is present may be adjourned from time to time by Persons entitled to vote a majority in aggregate principal amount of outstanding Debentures represented at the meeting and the meeting may be held as so adjourned without further notice.

12.7 Counting Votes and Recording Action of Meetings

The vote upon any resolution submitted to any meeting of Debentureholders shall be by written ballots on which shall be inscribed the signatures of the Debentureholders or of their representatives by proxy and the principal amounts and serial numbers of outstanding Debentures or represented by them if such Debentures are not Uncertificated Debentures the chairman of the meeting shall appoint two scrutineers of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports of all votes cast at the meeting. A record, at least in triplicate, of the proceedings of each meeting of Debentureholders shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the scrutineers of votes on any vote by ballot taken thereat and affidavits by one or more persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was given as provided in Section 12.2 and, if applicable, Section 12.5. Each copy shall be signed and verified by the affidavits of the chairman and secretary of the meeting and one such copy shall be delivered to the Corporation, and another to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting. Any record so signed and verified shall be conclusive evidence of the matters therein stated.

12.8 Instruments in Writing

All actions which may be taken and all powers which may be exercised by the holders at a meeting held as hereinbefore in this Article 12 may also be taken and exercised (i) by the holders of a majority in aggregate principal amount of outstanding Debentures by an instrument in writing signed in one or more counterparts by such holders or their duly appointed proxies or agents with respect to resolutions which are not Extraordinary Resolutions and (ii) by the holders of not less than 66⅔% in aggregate principal amount of outstanding Debentures by an instrument in writing signed in one or more counterparts by such holders or their duly appointed proxies or agents with respect to resolutions which are Extraordinary

Resolutions and the expression "**Extraordinary Resolution**" when used in this Indenture shall include an instrument so signed.

12.9 Holdings by the Corporation Disregarded

In determining whether holders holding Debentures evidencing the required number of Debentures are present at a meeting of holders for the purpose of determining a quorum or for the purpose of determining whether holders have concurred in any consent, waiver, resolution or other action under this Indenture or the Debentures owned legally or beneficially by the Corporation shall be disregarded.

12.10 Persons Entitled to Attend Meetings

The Corporation and the Trustee, by their respective directors, officers and employees, the auditors of the Corporation and the legal advisers of the Corporation, the Trustee or any Debentureholder may attend and speak at any meeting of the Debentureholders, but shall have no vote as such.

12.11 Meaning of "Extraordinary Resolution"

(1) The expression "Extraordinary Resolution" when used in this Indenture means, subject to the provisions of Section 12.8, and except as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Debentureholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which the holders of not less than 25% of the aggregate principal amount of the Debentures then Outstanding are present in person or by proxy and passed by the favourable votes of the holders of not less than 66⅔% of the aggregate principal amount of the Debentures present or represented by proxy at the meeting and voted upon on a poll on such resolution.

(2) If, at any such meeting, the holders of not less than 25% of the aggregate principal amount of the Debentures then Outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Debentureholders, shall be dissolved but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than 10 days' notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 12.3. Such notice shall state that at the adjourned meeting the Debentureholders present in Person or by proxy shall form a quorum. At the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed thereat by the affirmative vote of holders of not less than 66⅔% of the aggregate principal amount of the Debentures present or represented by proxy at the meeting and voted upon on a poll shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that the holders of not less than 25% in the aggregate principal amount of the Debentures then outstanding are not present in Person or by proxy at such adjourned meeting.

(3) Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

12.12 Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Debentureholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Debentureholders to exercise the same or any other such power or powers thereafter from time to time.

13. NOTICES

13.1 Notice to Corporation and/or Guarantors

Any Notice to the Corporation and/or Guarantors shall be in writing and shall be valid and effective if delivered, sent by electronic transmission, or mailed to the Corporation, at:

Excellon Resources Inc.
Suite 200, 10 King St. East
Toronto, ON M5C 1C3

Attention: Brendan Cahill, Chief Executive Officer
Email: bcahill@excellonresources.com

With a copy to (not to constitute notice):

Peterson McVicar LLP
Suite 902, 18 King St. East
Toronto, ON M5C 1C4

Attention: James McVicar
Email: jmcvicar@petelaw.com

and such Notice shall be deemed to have been received by the Corporation and/or Guarantors, where given by delivery, on the day of delivery, where sent by electronic transmission, on the day of transmittal of such Notice if sent before 5:00 p.m. (Toronto time) on a Business Day and on the next succeeding Business Day if not sent before 5:00 p.m. (Toronto time) on a Business Day, and, where mailed, on the fifth Business Day following the mailing date, but only if sent by first class mail from a destination within Canada, or only airmail, postage prepaid, if sent from a destination outside Canada. The Corporation may from time to time notify the Trustee of a change in address or electronic mail address by Notice given as provided in Section 13.2.

13.2 Notice to Holders

(1) Any Notice to Debentureholders may be effectively given if delivered, sent by facsimile transmission, or mailed, in each case at post office address appearing in the relevant register and such Notice shall be deemed to have been received by a holder, where given by delivery, on the day of delivery, where sent by facsimile transmission on the day of transmittal of such Notice if sent before 5:00 p.m. (Toronto time) on a Business Day, and, where mailed, on the fifth Business Day following the mailing date, but only if sent by first class mail to a destination within Canada or only by airmail, postage prepaid, if sent to a destination outside Canada.

(2) If the regular mail service is suspended or for any other reason it shall be impracticable to give Notice to Debentureholders by mail, then such notification to Debentureholders may be given by

the publication of the Notice once in a daily newspaper with national circulation in Canada or in any other manner approved by the Trustee, and it shall constitute sufficient Notice to such holders for every purpose hereunder. In any case where Notice to Debentureholders is given by mail, neither the failure to mail such Notice nor any defect in any Notice so mailed to any particular holder shall affect the sufficiency of such Notice with respect to other Debentureholders.

(3) Any Notice sent to the Debentureholders as provided above shall be effective notwithstanding that any such Notice has accidentally or inadvertently not been delivered or mailed to one or more such holders.

(4) Notwithstanding Section 13.2(1) and (2), any Notice to Debentureholders in respect of a meeting convened for the purpose of considering an Extraordinary Resolution shall, in addition to the notice provided pursuant to (1) and (2), be announced via press release disseminated in each of Canada and the United States by nationally recognized wire services.

13.3 Notice to Trustee or the Collateral Agent

Any Notice to the Trustee or the Collateral Agent shall be in writing and shall be valid and effective if delivered, sent by electronic transmission, or mailed to:

TSX Trust Company
Suite 301, 100 Adelaide St. West
Toronto, ON M5H 4H1

Attention: Vice President, Corporate Trust
E-mail: tmxestaff-corporatetrust@tmx.com

and such Notice shall be deemed to have been received by TSX Trust Company, where given by delivery, on the day of delivery, where sent by electronic transmission, on the day of transmittal of such Notice if sent before 5:00 p.m. (Toronto time) on a Business Day and on the next succeeding Business Day if not sent before 5:00 p.m. (Toronto time) on a Business Day, and, where mailed, on the fifth Business Day following the mailing date, but only if sent by first class mail from a destination within Canada, or only by airmail, postage prepaid, if sent from a destination outside Canada. TSX Trust Company may from time to time notify the Corporation of a change in address or facsimile number by Notice given as provided in Section 13.1.

13.4 Mail Service Interruption

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Trustee would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to Section 13.3, such notice shall be valid and effective only if delivered at the appropriate address in accordance with Section 13.3.

14. CONCERNING THE TRUSTEE

14.1 No Conflict of Interest

The Trustee represents to the Corporation that, to the best of its knowledge, at the date of execution and delivery by it of this Indenture, there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder but, if, notwithstanding the provisions of this Section 14.1, such a material conflict of

interest exists, or hereafter arises, the validity and enforceability of this Indenture, and the Debentures issued hereunder, shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists or arises but the Trustee shall, within 30 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 14.2.

14.2 Replacement of Trustee

(1) The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Corporation 90 days' notice in writing or such shorter notice as the Corporation may accept as sufficient. If at any time a material conflict of interest exists in the Trustee's role as a fiduciary hereunder the Trustee shall, within 30 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in this Section 14.2. The validity and enforceability of this Indenture and of the Debenture issued hereunder shall not be affected in any manner whatsoever by reason only that such a material conflict of interest exists. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Debentureholders. Failing such appointment by the Corporation, the retiring Trustee or any Debentureholders may apply to a Judge of the Ontario Superior Court of Justice, on such notice as such Judge may direct at the Corporation's expense, for the appointment of a new Trustee but any new Trustee so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Debentureholders and the appointment of such new Trustee shall be effective only upon such new Trustee becoming bound by this Indenture. Any new Trustee appointed under any provision of this Section 14.2 shall be a corporation authorized to carry on the business of a trust company in all of the Provinces of Canada. On any new appointment the new Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(2) Any company into which the Trustee may be merged or, with or to which it may be consolidated, amalgamated or sold, or any company resulting from any merger, consolidation, sale or amalgamation to which the Trustee shall be a party, or any company which shall purchase all or substantially all of the corporate trust book of business of the Trustee, shall be the successor trustee under this Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Trustee or of the Corporation, the Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Trustee so ceasing to act, and, shall duly assign, transfer and deliver all property and money held by such Trustee to the successor Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Corporation be required by any new Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Trustee, be made, executed, acknowledged and delivered by the Corporation.

14.3 Duties of Trustee

In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

14.4 Reliance Upon Declarations, Opinions, etc.

In the exercise of its rights, duties and obligations hereunder the Trustee may, if acting in good faith, rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or requirement of this Indenture or required by the Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with Section 14.5, if applicable, and with any other applicable requirements of this Indenture. The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Without restricting the foregoing, the Trustee may rely on an opinion of Counsel satisfactory to the Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for the Corporation.

14.5 Evidence and Authority to Trustee, Opinions, etc.

(1) The Corporation shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by the Corporation or the Trustee under this Indenture or as a result of any obligation imposed under this Indenture, including without limitation, the certification and delivery of Debentures hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the Corporation, forthwith if and when (a) such evidence is required by any other Section of this Indenture to be furnished to the Trustee in accordance with the terms of this Section 14.5, or (b) the Trustee, in the exercise of its rights and duties under this Indenture, gives the Corporation written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

(2) Such evidence shall consist of:

(a) a certificate made by any two officers or directors of the Corporation, stating that any such condition precedent has been complied with in accordance with the terms of this Indenture;

(b) in the case of a condition precedent compliance with which is, by the terms of this Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture; and

(c) in the case of any such condition precedent compliance with which is subject to review or examination by auditors or accountants, an opinion or report of the Auditors of the Corporation whom the Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Indenture.

(3) Whenever such evidence relates to a matter other than the certificates and delivery of Debentures and the satisfaction and discharge of this Indenture, and except as otherwise specifically provided

herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a trustee, officer or employee of the Corporation it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section.

(4) Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in this Indenture shall include (a) a statement by the person giving the evidence that he has read and is familiar with those provisions of this Indenture relating to the condition precedent in question, (b) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (c) a statement that, in the belief of the person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein, and (d) a statement whether in the opinion of such person the conditions precedent in question have been complied with or satisfied.

(5) The Corporation shall furnish or cause to be furnished to the Trustee at any time if the Trustee reasonably so requires, its certificate that the Corporation has complied with all covenants, conditions or other requirements contained in this Indenture, the non- compliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Corporation shall, whenever the Trustee so requires, furnish the Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Trustee as to any action or step required or permitted to be taken by the Corporation or as a result of any obligation imposed by this Indenture.

14.6 Officer's Certificates Evidence

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may rely upon an Officer's Certificate.

14.7 Experts, Advisers and Agents

The Trustee may:

(a) employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert, whether obtained by the Trustee or by the Corporation, or otherwise, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid. The reasonable costs of such services shall be added to and become part of the Trustee's remuneration hereunder; and

(b) employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services

performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof and any solicitors employed or consulted by the Trustee may, but need not be, solicitors for the Corporation.

14.8 Trustee May Deal in Debentures

Subject to Sections 14.1 and 14.3, the Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Debentures and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

14.9 Investment of Monies Held by Trustee

Until released in accordance with this Indenture, monies held by Trustee shall be kept segregated in the records of the Trustee and shall be deposited in one or more interest-bearing trust accounts to be maintained by the Trustee in the name of the Trustee at one or more Schedule 1 Canadian chartered banks (each such bank, an "**Approved Bank**"). All amounts held by the Trustee pursuant to this Indenture shall be held by the Trustee pursuant to the term of this Indenture and shall not give rise to a debtor-creditor or other similar relationship. The amounts held by the Trustee pursuant to this Indenture are at the sole risk of Corporation and, without limiting the generality of the foregoing, the Trustee shall have no responsibility or liability for any diminution of the monies which may result from any deposit made with an Approved Bank pursuant to this Section 14.9, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default) and any credit or other losses on any deposit liquidated or sold prior to maturity. The parties hereto acknowledge and agree that the Trustee will have acted prudently in depositing the monies at any Approved Bank.

For the purpose of this Section, "**Affiliate**" means affiliated companies within the meaning of the Business Corporations Act (Ontario) and "**Authorized Investment**" means short term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province or a Canadian chartered bank (which may include an Affiliate or related party of the Debenture Trustee).

Unless herein otherwise expressly provided, any of the funds held by the Trustee may be deposited in a trust account in the name of the Trustee (which may be held with the Trustee or an Affiliate or related party of the Trustee), which account shall be non-interest bearing. Upon the written direction of the Corporation, the Debenture Trustee shall invest, or direct the Collateral Agent to invest, in its name such funds in Authorized Investments in accordance with such direction. Any direction by the Corporation to the Trustee as to the investment of the funds shall be in writing and shall be provided to the Trustee no later than 9:00 a.m. on the day on which the investment is to be made. Any such direction received by the Trustee after 9:00 a.m. or received on a non- Business Day, shall be deemed to have been given prior to 9:00 a.m. on the next Business Day.

14.10 Trustee Not Ordinarily Bound

Except as provided in Section 8.2 and as otherwise specifically provided herein, the Trustee shall not, subject to Section 14.3, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform, or see to the observance or performance by the Corporation of, any of the obligations herein imposed upon the Corporation or the covenants on the part of the Corporation herein contained, nor in

any way to supervise or interfere with the conduct of the Corporation's business, unless the Trustee shall have been required to do so in writing by the holders of not less than 25% of the aggregate principal amount of the Debentures then outstanding or by any Extraordinary Resolution of the Debentureholders passed in accordance with the provisions contained in Article 12, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

14.11 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

14.12 Trustee Not Bound to Act on Trust's Request

Except as otherwise specifically provided in this Indenture, the Trustee shall not be bound to act in accordance with any direction or request of the Corporation until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

14.13 Conditions Precedent to Trustee's Obligations to Act Hereunder

(1) The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Debentureholders hereunder shall be conditional upon the Debentureholders furnishing when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(2) None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(3) The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Debentureholders at whose instance it is acting to deposit with the Trustee the Debentures held by them for which Debentures the Trustee shall issue receipts.

14.14 Authority to Carry on Business

The Trustee represents to the Corporation that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in each of the provinces and territories of Canada but if, notwithstanding the provisions of this Section 14.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any of the provinces or territories of Canada, either become so authorized or resign in the manner and with the effect specified in Section 14.2.

14.15 Compensation and Indemnity

(1) The Corporation shall pay to the Trustee, from time to time, compensation for its services hereunder as agreed separately by the Corporation and the Trustee, and shall pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee under this Indenture shall be finally and fully performed. The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust.

(2) The Corporation hereby indemnifies and holds the Trustee and its affiliates, their successors and assigns, as well as its and their respective directors, officers, employees and agents, harmless from and against any and all claims, demands, assessments, interest, penalties, actions, suits, proceedings, liabilities, losses, damages, costs and expenses, including, without limiting the foregoing, expert, consultant and counsel fees and disbursements on a solicitor and client basis, arising from or in connection with any actions or omissions that the Trustee or they take pursuant to this Indenture, provided that the Corporation need not reimburse any cost or expense or indemnify against any loss or liability incurred by the Trustee through gross negligence or bad faith or breach of the Trustee's duties hereunder. This indemnity shall survive the resignation or removal of the Trustee and the termination or discharge of this Indenture.

(3) Notwithstanding any other provision of this Indenture, the Trustee shall not be liable for any (i) breach by any other party of the Applicable Securities Legislation, (ii) lost profits or (iii) punitive, consequential or special damages of any Person.

(4) The Trustee shall notify the Corporation promptly of any claim for which it may seek indemnity. The Corporation shall defend the claim and the Trustee shall co-operate in the defence. The Trustee may have separate Counsel and the Corporation shall pay the reasonable fees and expenses of such Counsel. The Corporation need not pay for any settlement made without its consent, which consent must not be unreasonably withheld.

14.16 Acceptance of Trust

The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall, from time to time, be Debentureholders, subject to all the terms and conditions herein set forth.

14.17 Third Party Interests

Each party to this Indenture (in this paragraph referred to as a "representing party") hereby represents to the Trustee that any account to be opened by, or interest to be held by, the Trustee in connection with this Indenture, for or to the credit of such representing party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such representing party hereby agrees to complete, execute and deliver forthwith to the Trustee a

declaration, in the Trustee's prescribed form or in such other form as may be satisfactory to it, as to the particulars of such third party.

14.18 Anti-Money Laundering

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, acting reasonably, determines that such act might cause it to be in noncompliance with any applicable anti-money laundering or anti-terrorist or economic sanctions legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on 10 days' prior written notice sent to the Corporation provided that (i) the Trustee's written notice shall describe the circumstances of such non-compliance; and (ii) if such circumstances are rectified to the Trustee's satisfaction within such 10-day period, then such resignation shall not be effective.

14.19 Privacy Laws

(1) The parties acknowledge that the Trustee may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a) to provide the services required under this Indenture and other services that may be requested from time to time;

(b) to help the Trustee manage its servicing relationships with such individuals;

(c) to meet the Trustee's legal and regulatory requirements; and

(d) if Social Insurance Numbers are collected by the Trustee, to perform tax reporting and to assist in verification of an individual's identity for security purposes.

(2) Each party acknowledges and agrees that the Trustee may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Indenture for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Trustee shall make available on its website, www.tsxtrust.com, or upon request, including revisions thereto. The Trustee may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.

(3) Further, each party agrees that it shall not provide or cause to be provided to the Trustee any personal information relating to an individual who is not a party to this Indenture unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

14.20 Force Majeure

Neither party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God,

riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 14.20.

15. AMENDMENTS, SUPPLEMENTS AND WAIVERS

15.1 Without Consent of DebentureHolders

The Corporation and the Trustee may amend or supplement this Indenture, the Debentures without notice to or consent of any Debentureholders for the purpose of:

(a) evidencing a successor to the Corporation and the assumption by that successor of the Corporation's obligations under this Indenture and the Debentures;

(b) adding to the Corporation's covenants for the benefit of the Debentureholders or surrendering any right or power conferred upon the Corporation;

(c) securing the Corporation's obligations in respect of the Debentures;

(d) add additional assets as Collateral or grant any Lien in favor of the Collateral Agent to secure the Debentures;

(e) complying with the requirements of the *Business Corporations Act* (Ontario) applicable to trust indentures;

(f) evidence and provide for the acceptance of an appointment under the Indenture of a successor trustee or collateral agent; provided that the successor trustee or collateral agent is otherwise qualified and eligible to act as such under the terms of this Indenture;

(g) during any ambiguity, omission, inconsistency or correcting or supplementing any defective provision contained in this Indenture; or

(h) making any other changes to this Indenture that do not adversely affect the interest of the Debentureholders in any material respect (and in the case of a change affecting the rights of the Trustee, with its consent).

15.2 With Consent of Holders

(1) Subject to Section 15.1 and except as otherwise provided in this Section 15.2, the Corporation, the Collateral Agent and the Trustee may amend or supplement this Indenture, the Security Documents or the Debentures with the approval of the holders of at least a majority in aggregate principal amount of the Debentures then outstanding. However, without approval thereof by Extraordinary Resolution, an amendment, supplement or waiver may not:

(a) alter the manner of calculation or rate of accrual of interest on the Debentures or change the time of payment;

(b) change the Maturity Date; reduce the principal amount of the Debentures;

(c) make any change that adversely affects the rights of holders to require the Corporation to purchase the Debentures at the option of holders or make any change to any other covenant that adversely affects the rights of the holders;

(d) amend, supplement or waive any Security Document or the provisions in the Indenture dealing with Security Documents or application of trust moneys in any manner, taken as a whole, that adversely affects the rights of holders or otherwise release any Collateral, other than in accordance with the Indenture and the Security Documents;

(e) change the currency of payment of principal of, or interest on, the Debentures;

(f) release any of the Guarantors from any of their obligations under the Guarantee or this Indenture, except in accordance with this Indenture;

(g) release any of the Obligors from any of their obligations under a guarantee provided for in the Indenture, except in accordance with the Indenture; or

(h) change the provisions in this Indenture that relate to modifying or amending this Indenture.

(2) After an amendment, supplement or waiver under this Section 15.2 becomes effective, the Corporation shall promptly mail to the holders affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Corporation to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment, supplement or waiver.

15.3 Additional Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Indenture (including under Section 15.2) or by law, a meeting of the Debentureholders shall have the following powers exercisable from time to time by Extraordinary Resolution, subject to receipt of the prior approval of the applicable Recognized Stock Exchange, where required:

(a) power to authorize the Trustee to grant extensions of time for payment of any principal, premium or interest on the Debentures, whether or not the principal, premium or interest, the payment of which is extended, is at the time due or overdue;

(b) power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Debentureholders or, subject to the consent of the Trustee, the Trustee against the Corporation, or against its property, whether such rights arise under this Indenture, the Debentures or otherwise;

(c) subject to obtaining all required regulatory approvals, power to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or any Debenture which shall be agreed to by the Corporation and to authorize the Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(d) power to sanction any scheme for the reconstruction, reorganization or recapitalization of the Corporation or for the consolidation, amalgamation or merger of the Corporation with any other Person or for the sale, leasing, transfer or other disposition of all or substantially

all of the undertaking, property and assets of the Corporation or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Article 10 shall have been complied with;

(e) power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(f) power to waive, and direct the Trustee to waive, any default hereunder or to cancel any declaration made by the Trustee pursuant to Section 8.1 which is not permitted to be waived or cancelled, as the case may be, in Section 8.3 by holders of more than 50% of the aggregate principal amount of the outstanding Debentures, either unconditionally or upon any condition specified in such Extraordinary Resolution;

(g) power to restrain any Debentureholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal, premium or interest on the Debentures, or for the execution of any trust or power hereunder;

(h) power to direct any Debentureholder who, as such, has brought any action, suit or proceeding, to stay or discontinue or otherwise deal with the same, if the taking of such suit, action or proceeding shall have been permitted by Article 9, upon payment of the costs, charges and expenses reasonably and properly incurred by such Debentureholder in connection therewith;

(i) power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Voting Securities or other securities of the Corporation;

(j) power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Debentureholders, such of the powers of the Debentureholders as are exercisable by Extraordinary Resolution or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be themselves Debentureholders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Debentureholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(k) power to remove the Trustee from office and to appoint a new Trustee or Trustees provided that no such removal shall be effective unless and until a new Trustee or Trustees shall have become bound by this Indenture; and

(l) power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Debentureholders or by any committee appointed pursuant to (j).

16. SUPPLEMENTAL INDENTURES

16.1 Supplemental Indentures

(1) From time to time the Trustee and, when authorized by a resolution of the Board of Directors of Corporation, the Corporation, may, and they shall when required by this Indenture, execute, acknowledge and deliver by their proper officers deeds or indentures supplemental hereto which thereafter shall form part hereof, for any one or more of the following purposes:

(a) providing for the issuance of additional Debentures under this Indenture;

(b) adding to the covenants of the Corporation herein contained for the protection of the Debentureholders, or providing for events of default, in addition to those herein specified;

(c) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Debentures which do not affect the substance thereof and which in the opinion of the Trustee relying on an opinion of Counsel will not be prejudicial to the interests of the Debentureholders;

(d) evidencing the succession, or successive successions, of others to the Corporation and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;

(e) giving effect to any Extraordinary Resolution passed as provided in Article 12; and

(f) for any other purpose not inconsistent with the terms of this Indenture.

(2) Unless the supplemental indenture requires the consent or concurrence of Debentureholders by Extraordinary Resolution, the consent or concurrence of Debentureholders or the holders shall not be required in connection with the execution, acknowledgement or delivery of a supplemental indenture. The Corporation and the Trustee may amend any of the provisions of this Indenture related to matters of United States law or the issuance of Debentures into the United States in order to ensure that such issuances can be made in accordance with applicable law in the United States without the consent or approval of the Debentureholders. Further, the Corporation and the Trustee may without the consent or concurrence of the Debentureholders by supplemental indenture or otherwise, make any changes or corrections in this Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any indenture supplemental hereto or any Written Direction of the Corporation provided for the issue of Debentures providing that in the opinion of the Trustee (relying upon an opinion of Counsel) the rights of the Debentureholders are in no way prejudiced thereby.

17. EXECUTION AND FORMAL DATE

17.1 Execution

This Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

17.2 Formal Date

For the purpose of convenience this Indenture may be referred to as bearing the formal date of July 30, 2020 irrespective of the actual date of execution hereof.

[Balance of Page Left Blank]

The parties have executed this Agreement.

EXCELLON RESOURCES INC.

Per: *<u>/s/ Brendan Cahill</u>*
Name: Brendan Cahill
Title: President and CEO

TSX TRUST COMPANY

Per: *<u>/s/ Brett Higgs</u>*
Name: Brett Higgs
Title: Corporate Trust Officer

Per: *<u>/s/ Donald Crawford</u>*
Name: Donald Crawford
Title: Senior Trust Officer

SCHEDULE "A"
PERMITTED LIENS

[Intentionally left blank]

SCHEDULE "B"
FORM OF DEBENTURE

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DATE THAT IS 4 MONTHS AND A DAY AFTER THE DISTRIBUTION DATE]."

"THIS DEBENTURE IS A GLOBAL DEBENTURE WITHIN THE MEANING OF THE INDENTURE HEREIN REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS DEBENTURE MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR DEBENTURES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE TRUST INDENTURE DATED AS OF THE 30TH DAY OF JULY, 2020 BETWEEN EXCELLON RESOURCES INC. AND TSX TRUST COMPANY (THE "INDENTURE"). EVERY DEBENTURE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS DEBENTURE SHALL BE A GLOBAL DEBENTURE SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. ("CDS") TO EXCELLON RESOURCES INC. OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE."

"THE SECURITIES REPRESENTED HEREBY [for Debentures, the following language will be added: AND THE SECURITIES ISSUABLE UPON CONVERSION OR EXCHANGE HEREOF] HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT") OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES, FOR THE BENEFIT OF EXCELLON RESOURCES INC. (THE "CORPORATION"), THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY: (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AND IN ACCORDANCE WITH ALL LOCAL LAWS AND REGULATIONS; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY (i) RULE 144 THEREUNDER, IF AVAILABLE, OR (ii) RULE 144A THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF CLAUSE (C) OR (D), THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL, OF RECOGNIZED STANDING, IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. THE PRESENCE OF THIS LEGEND MAY IMPAIR THE ABILITY OF THE HOLDER HEREOF TO EFFECT "GOOD DELIVERY" OF THE SECURITIES REPRESENTED HEREBY ON A CANADIAN STOCK EXCHANGE."

CUSIP 30069CAB4

ISIN CA30069CAB42

No. ▲ $▲

EXCELLON RESOURCES INC.

(A corporation incorporated under the laws of Ontario)

5.75% SECURED CONVERTIBLE DEBENTURE
DUE July 30, 2023

Excellon Resources Inc. (the "**Corporation**") for value received hereby acknowledges itself indebted and, subject to the provisions of the Trust Indenture (the "**Indenture**") dated as of July 30, 2020 between the Corporation and TSX Trust Company (the "**Trustee**"), promises to pay to the registered holder hereof on July 30, 2023 or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture (any such date, the "**Maturity Date**") the principal amount hereof in lawful money of Canada on presentation and surrender of this Debenture at the main branch of the Trustee in Toronto, Ontario in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from, and including, the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 5.75% per annum (based on the actual number of days in the given calendar year), in like money, or at the option of the Corporation, in common shares in the Capital of the Corporation ("**Common Shares**"), in arrears in equal (with the exception of the first interest payment which will include interest from July 30, 2020 as set forth below) semi- annual instalments (less any tax required by law to be deducted) on June 30 and December 31 in each year commencing on December 31, 2020 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date) to fall due on the Maturity Date and, should the Corporation at any time make default in the payment of any principal, premium, if any, or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates.

This Debenture is one of the 5.75% Secured Convertible Debentures (referred to herein as the "**Debentures**") of the Corporation issued under the provisions of the Indenture. The Debentures authorized for issue immediately are limited to an aggregate principal amount of $18,000,000 in lawful money of Canada. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Debentures are or are to be issued and held and the rights and remedies of the holders of the Debentures and of the Corporation and of the Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Debenture by acceptance hereof assents.

The Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

The Corporation shall have the right, at its option, to elect to satisfy all or a portion of its interest payment obligation by delivering to the holders of Debentures, on the relevant Interest Payment Date, that number

of Common Shares obtained by dividing the relevant interest payment amount by the 10-trading day volume-weighted average price of the Common Shares on the Toronto Stock Exchange ending on the fifth trading day preceding the Interest Payment Date, provided that for purposes of this paragraph the interest payment amount shall be calculated based on an interest of 10% per annum (as opposed to 5.75%). No fractional Common Shares will be issued and any fraction of a Common Share that would otherwise be issued will be rounded down to the nearest whole number. If payment is made by Common Share, such Common Shares shall be forwarded at least two (2) Business Days prior to each date on which interest becomes due and if payment is made by electronic transfer of Common Shares, such payment shall be made in a manner whereby the holder receives the Common Shares on the date such interest on such Debenture becomes due. The mailing of such Common Shares or the issuance of such Common Shares by electronic means shall, to the extent of the sum represented thereby, plus the amount of any tax withheld as aforesaid, satisfy and discharge all liability for interest on such Debenture. In the event of non-receipt of Common Shares or other payment of interest by the person to whom it is so sent as aforesaid, the Corporation will issue to such person replacement Common Shares or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Corporation is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, the Corporation may make payment of such interest or make such interest available for payment in any other manner acceptable to the Trustee, acting reasonably, with the same effect as though payment had been made in the manner provided above.

Any part, being $1,000 or an integral multiple thereof, of the principal of this Debenture, provided that the principal amount of this Debenture is in a denomination in excess of $1,000, is convertible, at the option of the holder hereof, upon surrender of this Debenture at the principal office of the Trustee in Toronto, Ontario, at any time prior to the close of business on the Maturity Date into Common Shares (without adjustment for interest accrued hereon or for dividends or distributions on Common Shares issuable upon conversion) at a conversion price of $1.06 (the "**Conversion Price**"), all subject to the terms and conditions and in the manner set forth in the Indenture. No Debentures may be converted during the five Business Days preceding each of June 30 and December 31 in each year, commencing December 31, 2020, as the registers of the Trustee will be closed during such periods. The Indenture makes provision for the adjustment of the Conversion Price in the events therein specified. No fractional Common Shares will be issued on any conversion, and any Common Shares so issuable will be rounded down to the nearest whole number. Holders converting their Debentures will receive accrued and unpaid interest thereon. If a Debenture is surrendered for conversion on an Interest Payment Date or during the five preceding Business Days, the person or persons entitled to receive Common Shares in respect of the Debentures so surrendered for conversion shall not become the holder or holders of record of such Common Shares until the Business Day following such Interest Payment Date and, for clarity, any interest payable on such Debentures will be for the account of the holder of record of such Debentures at the close of business on the relevant record date.

The indebtedness evidenced by this Debenture, and by all other Debentures now or hereafter certified and delivered under the Indenture, is a direct, secured obligation of the Corporation.

The Indenture contains provisions binding upon all holders of Debentures outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments

signed by the holders of a specified majority of Debentures outstanding, which resolutions or instruments may have the effect of amending the terms of this Debenture or the Indenture.

The Indenture contains provisions disclaiming any personal liability on the part of holders of Common Shares and officers, directors and employees of the Corporation in respect of any obligation or claim arising out of the Indenture or this Debenture.

This Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Trustee in Toronto, Ontario and in such other place or places and/or by such other registrars (if any) as the Corporation with the approval of the Trustee may designate. No transfer of this Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe and upon surrender of this Debenture for cancellation. Thereupon a new Debenture or Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Debenture shall not become obligatory for any purpose until it shall have been certified by the Trustee under the Indenture.

Capitalized words or expressions used in this Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture. In the event of any inconsistency between the terms of this Debenture and the Indenture, the terms of the Indenture shall govern.

IN WITNESS WHEREOF EXCELLON RESOURCES INC. has caused this Debenture to be signed by its authorized representative as of , 20.

EXCELLON RESOURCES INC.

Per: __________________________________

Name:

Title:

TRUSTEE'S CERTIFICATE

This Debenture is one of the 5.75% Secured Convertible Debentures due July 30, 2023 referred to in the Indenture within mentioned.

Dated: , 2020.

TSX TRUST COMPANY

Per: ______________________________

Name:
Title:

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

________________________________, whose address and social insurance number, if applicable, are set forth below, this Debenture (or $ principal amount hereof*) of **EXCELLON RESOURCES INC.** (the "**Corporation**") standing in the name(s) of the undersigned in the register maintained by the Corporation with respect to such Debenture and does hereby irrevocably authorize and direct the Trustee to transfer such Debenture in such register, with full power of substitution in the premises.

Dated: ________________________________

Address of Transferee: ________________________________
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable: ________________________________

* If less than the full principal amount of the within Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof) to be transferred.

If the transfer is on behalf of a U.S. Person or to a U.S. Person, the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):

☐ the undersigned holder is an QIB Holder and hereby represents, warrants and certifies that (A) the transfer is being made to the Corporation; or (B) the transfer is being made outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended (the "**1933 Act**"), in circumstances where Rule 905 of Regulation S under the 1933 Act does not apply, and in compliance with any applicable local securities laws and regulations; or

☐ the undersigned holder is not an QIB Holder and hereby represents, warrants and certifies that (A) the transfer is being made to the Corporation; (B) the transfer is being made outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act, in circumstances where Rule 905 of Regulation S under the 1933 Act does not apply, and in compliance with any applicable local securities laws and regulations (C) in compliance with the exemption from registration under the 1933 Act provided by Rule 144 under the 1933 Act, if applicable, and in accordance with applicable state securities laws; or (D) in another transaction that does not require registration under the 1933 Act or any applicable state securities laws and has provided herewith a certificate in the form of Schedule "E" to the Indenture. In the case of a transfer in accordance with (C) or (D) above, the Trustee and Corporation shall first have received an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation and the Trustee, to such effect.

The registered holder of this Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

DATED this day of________________________________, 20_____.

SPACE FOR GUARANTEES OF

SIGNATURES (BELOW)

	Signature of Transferor
Guarantor's Signature Stamp	Name of Transferor

REASON FOR TRANSFER – For US Citizens or Residents only (where the individual(s) or corporation receiving the securities is a US citizen or resident). Please select only one (see instructions below).

☐ Gift ☐ Estate ☐ Private Sale ☐ Other (or no change in ownership)

Date of Event (Date of gift, death or sale): __/__/____

Value per Warrant on the date of event: $ ___.__ ☐ CAD **OR** ☐ USD

CERTAIN REQUIREMENTS RELATING TO TRANSFERS – READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. All securityholders or a legally authorized representative must sign this form. The signature(s) on this form must be guaranteed in accordance with the transfer agent's then-current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

- **Canada and the USA**: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words "**Medallion Guaranteed**", with the correct prefix covering the face value of the certificate.

- **Canada**: A Signature Guarantee obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed", sign and print their full name and alpha numeric signing number. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including

certificate of incumbency, are also required to accompany the transfer, unless there is a "**Signature & Authority to Sign Guarantee**" Stamp affixed to the transfer (as opposed to a "**Signature Guaranteed**" Stamp) obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a Medallion Signature Guarantee with the correct prefix covering the face value of the certificate.

- Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

OR

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed by an authorized officer of Royal Bank of Canada, Scotia Bank or TD Canada Trust whose sample signature(s) are on file with the transfer agent, or by a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED", "MEDALLION GUARANTEED" OR "SIGNATURE &

AUTHORITY TO SIGN GUARANTEE", all in accordance with the transfer agent's then current guidelines and requirements at the time of transfer. For corporate holders, corporate signing resolutions, including certificate of incumbency, will also be required to accompany the transfer unless there is a "SIGNATURE & AUTHORITY TO SIGN GUARANTEE" Stamp affixed to the Form of Transfer obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a "**MEDALLION GUARANTEED**" Stamp affixed to the Form of Transfer, with the correct prefix covering the face value of the certificate.

REASON FOR TRANSFER – FOR US CITIZENS OR RESIDENTS ONLY

Consistent with U.S. IRS regulations, TSX Trust is required to request cost basis information from U.S. securityholders. Please indicate the reason for requesting the transfer as well as the date of event relating to the reason. The event date is not the day in which the transfer is finalized but, rather, the date of the event which led to the transfer request (i.e. date of gift, date of death of the securityholder, or the date the private sale took place).

EXHIBIT "1"

TO DEBENTURE

EXCELLON RESOURCES INC.

5.75% SECURED CONVERTIBLE DEBENTURES

DUE JULY 23, 2023

Principal Amount: ▲

CUSIP 30069CAB4

ISIN CA30069CAB42

Authorization: ____________________________

Date: ____________________________________

ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization

SCHEDULE "C"
FORM OF NOTICE OF CONVERSION

CONVERSION NOTICE

To: EXCELLON RESOURCES INC.
c/o: TSX TRUST COMPANY (the "Trustee")

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

The undersigned registered holder of 5.75% secured convertible debentures irrevocably elects to convert such Debentures (or $________________________ principal amount thereof*) in accordance with the terms of the Indenture referred to in such Debentures and tenders herewith the Debentures and directs that the Common Shares of Excellon Resources Inc. issuable upon a conversion be issued and delivered to the person indicated below. (If Common Shares are to be issued in the name of a person other than the holder, all requisite transfer taxes must be tendered by the undersigned and a Residency Declaration Form must be completed and delivered in respect of such other person).

☐ **Check if the undersigned registered holder is a Qualified Institutional Buyer that holds Debentures as "restricted securities" which, pursuant to Section 4.2(a)(i) of the Indenture, Section 4.2(a)(ii) of the Indenture if the holder has provided the certifications set forth in item 2 of Schedule "E" attached to the Indenture, Section 4.2(c)(i) of the Indenture or Section 4.2(c)(ii) of the Indenture if the holder has provided the certifications in item 2 of Schedule "E" attached to the Indenture, have been included in the Unrestricted Debenture against execution and delivery by the holder of a Qualified Institutional Buyer Letter substantially as set forth in Schedule "G" to the Indenture. IF THIS BOX IS CHECKED, THE UNDERSIGNED REGISTERED HOLDER ACKNOWLEDGES AND AGREES THAT IT CONTINUES TO BE BOUND BY THE TERMS AND CONDITIONS SET FORTH IN THE QUALIFIED INSTITUTIONAL BUYER LETTER.**

Dated:	(Signature of Registered Holder)

* If less than the full principal amount of the Debentures, indicate in the space provided the principal amount (which must be $1,000 or integral multiples thereof).

NOTE: If Common Shares are to be issued in the name of a person other than the holder, the signature must be guaranteed by a chartered bank or by a member of an acceptable Medallion Guarantee Program. The Guarantor must affix a stamp bearing the actual words: "**SIGNATURE GUARANTEED**".

(Print name in which Common Shares are to be issued, delivered and registered) Name:

Name:	______________________
Address	______________________
City, Province and Postal Code:	______________________
Name of Guarantor:	______________________
Authorized Signature:	______________________

SCHEDULE "D"
COMMON SHARE LEGEND

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "**1933 ACT**") OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES, FOR THE BENEFIT OF EXCELLON RESOURCES INC. (THE "**CORPORATION**"), THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY: (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AND IN ACCORDANCE WITH ALL LOCAL LAWS AND REGULATIONS; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY (i) RULE 144 THEREUNDER, IF AVAILABLE, OR (i) RULE 144A THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF CLAUSE (C) OR (D), THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL, OF RECOGNIZED STANDING, IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. THE PRESENCE OF THIS LEGEND MAY IMPAIR THE ABILITY OF THE HOLDER HEREOF TO EFFECT "GOOD DELIVERY" OF THE SECURITIES REPRESENTED HEREBY ON A CANADIAN STOCK EXCHANGE.

SCHEDULE "E"
FORM OF CERTIFICATE OF TRANSFER

Excellon Resources Inc.
Suite 200, 10 King Street East
Toronto, ON M5C 1C3

Attention: Brendan Cahill
Chief Executive Officer

TSX Trust Company
Suite 301, 100 Adelaide Street West
Toronto, ON M5H 4H1

Re: Transfer of Debentures

Reference is hereby made to the Indenture, dated as of July 30, 2020 (the "**Indenture**"), between Excellon Resources Inc., as issuer (the "**Corporation**"), and TSX Trust Company, as trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

___________________(the "**Transferor**") owns and proposes to transfer the Debentures or interests in such Debentures specified in Annex A hereto, in the principal amount of $___________ of _____(the "**Transfer**"), to (the "**Transferee**"), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that

[CHECK ALL THAT APPLY]

1. ☐ Check if Transferee will take delivery of an interest in an Unrestricted Uncertificated Debenture or an Unrestricted Physical Debenture, as applicable pursuant to Regulation S. The Transfer is being effected pursuant to and in accordance with Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended (the "**1933 Act**") in circumstances where Rule 905 of Regulation S does not apply and, accordingly, the Transferor hereby further certifies that (i) the Transferor is not (a) an "affiliate" (as that term is defined in Rule 405 under the 1933 Act) of the Corporation, except solely by virtue of being an officer or director of the Corporation, (b) a "distributor" or (c) an affiliate of a distributor; (ii) the offer was not made, and the Transfer is not being made, to a Person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of the Toronto Stock Exchange, the TSX Venture Exchange, the Canadian Securities Exchange or another "designated offshore securities market" and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (iii) neither the Transferor nor any affiliate of the Transferor nor any Person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the Transfer, (iv) the Transfer is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the 1933 Act), (v)

the Transferor does not intend to replace such securities with fungible unrestricted securities and (vi) the transaction is not part of a plan or scheme to evade the registration requirements of the 1933 Act. Terms used in this section have the meaning given to them by Regulation S under the 1933 Act.

2. ☐ Check if Transferee will take delivery of an interest in an Unrestricted Uncertificated Debenture or a Restricted Physical Debenture, as applicable, because the Transferee is a Qualified Institutional Buyer. The Transfer is being effected to a Transferee that is a Qualified Institutional Buyer and such Transferee has executed and delivered the Qualified Institutional Buyer Letter in the form attached as Schedule "G" to the Indenture (or as the Corporation or the Trustee may prescribe from time to time).

3. ☐ Check and complete if Transferee will take delivery of an interest in an Unrestricted Uncertificated Debenture or an Unrestricted Physical Debenture pursuant to Rule 144. (i) The Transfer is being effected pursuant to and in accordance with Rule 144 under the 1933 Act ("**Rule 144**") and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the U.S. Legend are not required to be imposed on the beneficial interest of the Transferor in order to maintain compliance with the 1933 Act.

In connection with requests for transfers pursuant to item 3, the Transferor must deliver to the Trustee an opinion of counsel of recognized standing in form and substance satisfactory to the Trustee and reasonably satisfactory to the Corporation, to the effect that the legend is no longer required under applicable requirements of the 1933 Act or state securities laws.

This certificate and the statements contained herein are made for your benefit and the benefit of the Corporation.

____
[Insert Name of Transferor]

By: ____________________________________
Name: ▲
Title: ▲

____
Dated:

ANNEX A TO CERTIFICATE OF TRANSFER

1. The Transferor owns and proposes to transfer the following:

[CHECK ONE OF (a) OR (b) OR (c) OR (d) OR (e) OR (f) OR (g) OR (h)]

(a) ☐ a Restricted Uncertificated Debenture CUSIP

(b) ☐ an Unrestricted Uncertificated Debenture CUSIP

(c) ☐ a Restricted Physical Debenture

(d) ☐ an Unrestricted Physical Debenture

2. After the Transfer the Transferee will hold:

[CHECK ONE OF (a) OR (b) OR (c) OR (d) OR (e) OR (f) OR (g) OR (h)]]

(a) ☐ a Restricted Uncertificated Debenture CUSIP

(b) ☐ an Unrestricted Uncertificated Debenture CUSIP

(c) ☐ a Restricted Physical Debenture

(d) ☐ an Unrestricted Physical Debenture

in accordance with the terms of the Indenture.

SCHEDULE "F"
FORM OF CERTIFICATE OF EXCHANGE

Excellon Resources Inc.
Suite 200, 10 King Street East
Toronto, ON M5C 1C3

Attention: Brendan Cahill
Chief Executive Officer

TSX Trust Company
Suite 301, 100 Adelaide St. West
Toronto, ON M5H 4H1

Re: Exchange of Debentures (CUSIP: 30069CAB4)

Reference is hereby made to the Indenture, dated as of July 30, 2020 (the "**Indenture**"), between Excellon Resources Inc., as issuer (the "Corporation"), and TSX Trust Company, as trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

________________________________ (the "**Owner**") owns and proposes to exchange the Debentures or interests in such Debentures specified herein, in the principal amount of $________________ (the "**Exchange**"). In connection with the Exchange, the Owner hereby certifies that:

4. Exchange of Restricted Physical Debentures or Restricted Uncertificated Debenture for Unrestricted Physical Debentures or Unrestricted Uncertificated Debenture;

(a) ☐ Check if Exchange is a Restricted Uncertificated Debenture to an Unrestricted Uncertificated Debenture. In connection with the Exchange of the Restricted Uncertificated Debenture for an Unrestricted Uncertificated Debenture in an equal principal amount, the Owner hereby certifies (i) the interest is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Uncertificated Debentures and pursuant to and in accordance with the U.S. Securities Act of 1933, as amended (the "**1933 Act**"), (iii) the Owner is a Qualified Institutional Buyer and has provided the Corporation and the Trustee with a Qualified Institutional Buyer Letter in the form attached as Schedule "G" to the Indenture (or as the Corporation or the Trustee may prescribe from time to time), (iv) the restrictions on transfer contained in the Indenture and the U.S. Legend are not required to be imposed on the beneficial interest of the Owner in order to maintain compliance with the 1933 Act and (v) the interest in an Unrestricted Uncertificated Debenture is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

(b) ☐ Check if Exchange is from Restricted Physical Debenture to Unrestricted Physical Debenture. In connection with the Owner's Exchange of a Restricted Physical Debenture for an Unrestricted Physical Debenture, the Owner hereby certifies (i)

the Unrestricted Physical Debenture is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Physical Debentures and pursuant to and in accordance with the 1933 Act, (iii) the Owner is a Qualified Institutional Buyer and has provided the Corporation and the Trustee with a Qualified Institutional Buyer Letter in the form attached as Schedule "G" to the Indenture (or as the Corporation or the Trustee may prescribe from time to time), (iv) the restrictions on transfer contained in the Indenture and the U.S. Legend are not required to be imposed on the Physical Debenture of the Owner in order to maintain compliance with the 1933 Act and (v) the Unrestricted Physical Debenture is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

In connection with requests for Exchanges pursuant to item 1(a) or 1(b), the Owner must deliver to the Trustee an opinion of counsel of recognized standing in form and substance satisfactory to the Trustee and reasonably satisfactory to the Corporation, to the effect that the legend is no longer required under applicable requirements of the 1933 Act or state securities laws.

This certificate and the statements contained herein are made for your benefit and the benefit of the Corporation.

____
[Insert Name of Transferor]

By: ________________________________
Name: ▲
Title: ▲

____
Dated:

SCHEDULE "G"
FORM OF QUALIFIED INSTITUTIONAL BUYER LETTER

Excellon Resources Inc.
Suite 200, 10 King St. East
Toronto, ON M5C 1C3

Attention: Brendan Cahill
Chief Executive Officer

Dear Sir:

In connection with its ownership or agreement to purchase debentures (the "**Debentures**") and the underlying common shares issuable upon conversion of the Debentures (the "**Debenture Shares**") of Excellon Resources Inc. (the "**Corporation**") per the terms of the indenture dated July 30, 2020 (the "**Indenture**") the undersigned purchaser acknowledges, represents to, warrants, covenants and agrees with the Corporation, as follows:

1. It is authorized to consummate the purchase of the Debentures.

2. It is a Qualified Institutional Buyer, purchasing the Debentures for its own account or for the account or benefit of one or more Qualified Institutional Buyers with respect to which it exercises sole investment discretion for investment purposes only and not with a view to any resale, distribution or other disposition of the Debentures or the Common Shares in violation of United States federal or U.S. state securities laws.

3. It understands and acknowledges that none of the Debentures or the Common Shares have been nor will be registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**") or the securities laws of any state of the United States, and are, therefore, "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act that will not be represented by certificates that bear a U.S. restricted legend or identified by a restricted CUSIP number, and that any offer and sale of the Debentures to it will be made in reliance upon an exemption from registration available for offers and sales to Qualified Institutional Buyers.

4. It, alone or with the assistance of its professional advisors, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Debentures or the Common Shares and is able, without impairing its financial condition, to hold the Debentures or the Common Shares for an indefinite period of time and to bear the economic risks, and withstand a complete loss, of such investment.

5. It acknowledges that it has not purchased the Debentures as a result of any "general solicitation" or "general advertising" (as those terms are used in Regulation D under the U.S. Securities Act), including, but not limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the Internet or broadcast over radio, television or the Internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

6. In consideration for the receipt of unlegended "restricted securities", it agrees that if it decides to offer, sell, pledge or otherwise transfer any of the Debentures or Common Shares, it will not offer, sell,

pledge or otherwise transfer such securities, directly or indirectly, unless the transfer is: (i) to the Corporation, (ii) outside the United States in accordance with the requirements of Rule 904 of Regulation S in circumstances where Rule 905 of Regulation S does not apply and in compliance with applicable local laws and regulations, (iii) in compliance with an exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder, if available, and in accordance with applicable U.S. state securities laws, and, in the case of (iii) above, after it has furnished to the Corporation an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation to such effect.

7. It acknowledges it has implemented, or shall immediately implement, adequate internal procedures to be able to ensure compliance with the transfer restrictions and, in particular, to ensure that the Debentures and Common Shares shall be properly identified in its records as "restricted securities" that are subject to such transfer restrictions notwithstanding the absence of a U.S. restrictive legend.

8. It understands and acknowledges that the Corporation is not obligated to file and has no present intention of filing with the U.S. Securities and Exchange Commission (the "**SEC**") or with any U.S. state securities commission any registration statement in respect of resales of any of the Debentures or Common Shares in the United States.

9. It is aware that (i) purchasing, holding and disposing of the Debentures or the Common Shares may have material tax consequences under the laws of Canada and the United States, and (ii) it is solely responsible for determining the tax consequences applicable to its particular circumstances and should consult its own tax advisors concerning investment in the Debentures or the Common Shares.

10. No agency, securities commission, governmental authority, regulatory body, stock exchange or other entity (including, without limitation, the SEC or any U.S. state securities commission) has reviewed, passed on, made any finding or determination as to the merit for investment of, and no such agencies, securities commissions, or governmental authorities have made any recommendation or endorsement with respect to, the Debentures or the Common Shares, and there is no government or other insurance covering the Debentures or the Common Shares.

11. If required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, it will execute, deliver and file and otherwise assist the Corporation in filing reports, questionnaires, undertakings and other documents with respect to the issuance of the Debentures or the Common Shares.

12. It understands and acknowledges that it is making the representations, warranties and agreements contained herein with the intent that they may be relied upon by the Corporation in determining its eligibility to purchase the Debentures and the Common Shares.

13. (i) If it is acquiring any Debentures as a fiduciary or agent for one or more investor accounts, it represents that it has full power to make the representations, warranties and agreements contained herein on behalf of each such account and that the representations, warranties and agreements contained herein are true and correct and will be binding upon each such account; or (ii) the undersigned is an officer of the purchaser duly authorized to execute and deliver this letter on behalf of the purchaser.

14. It acknowledges and consents to the fact that the Corporation may be required by applicable securities laws to provide the securities regulators or other authorities pursuant to the Proceeds of Crime (Money Laundering) and *Terrorist Financing Act* (Canada) with its personal information; and,

notwithstanding that it may be purchasing securities as agent on behalf of an undisclosed principal, it agrees to provide, on request, particulars as to the identity of such undisclosed principal as may be required by the Corporation in order to comply with the foregoing.

15. It represents and warrants that (a) the funds representing the purchase price which will be advanced by it will not represent proceeds of crime for the purposes of the United States Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the "**PATRIOT Act**"), and it acknowledges that the Corporation may in the future be required by law to disclose its name and other information, on a confidential basis, pursuant to the PATRIOT Act, and (b) no portion of the purchase price to be provided by it (i) has been or will be derived from or related to any activity that is deemed criminal under the laws of the United States of America or any other jurisdiction, or (ii) is being tendered on behalf of a person or entity that has not been identified to or by it; and it shall promptly notify the Corporation if it discovers that any of such representations ceases to be true and provide the Corporation with appropriate information in connection therewith.

16. It agrees that, by accepting the Debentures, it shall be representing and warranting that the foregoing representations and warranties are true and correct as at the closing date of the offering of the Debentures and that they shall survive the purchase by it of the Debentures and shall continue in full force and effect notwithstanding any subsequent disposition by it of the Debentures. It irrevocably authorizes the Corporation to produce this Qualified Institutional Buyer Letter or a copy hereof to any interested party in any administrative or legal proceedings or official enquiry with respect to the matters set forth herein.

The Corporation shall be entitled to rely on delivery of an electronic mail or facsimile copy of this Qualified Institutional Buyer Letter, and acceptance by the Corporation of an electronic mail or facsimile copy of this Qualified Institutional Buyer Letter shall create a legal, valid and binding agreement between the Corporation and the undersigned.

By: ______________________________
Print Name of U.S. Purchaser

By: ______________________________
Name: